EXHIBIT 2.1

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER by and among FELDENKREIS HOLDINGS LLC, GF MERGER SUB, INC. and PERRY ELLIS INTERNATIONAL, INC. _________________________ Dated as of June 15, 2018

TABLE OF CONTENTS

i

Exhibits
A	Certificate of Incorporation
B	Bylaws

Disclosure Letters
Company Disclosure Letter
Parent Disclosure Letter

INDEX OF DEFINED TERMS
Term	Section
Acceptable Confidentiality Agreement	8.1(a)
Affiliate	8.1(b)
Affiliate Transactions	3.24
Agreement	Preamble
Alternate Terms and Conditions	5.12(a)
Anticorruption Laws	8.1(c)
Applicable Exchange	8.1(d)
Articles of Merger	1.3
Balance Sheet Date	3.12(a)
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1(e)
Certificates	2.1(c)(ii)
Chosen Courts	8.5(a)
Closing	1.2
Closing Date	1.2
Code	8.1(f)
Common Stock	8.1(g)
Company	Preamble
Company Assets	3.7
Company Board	Recitals
Company Board Recommendation	Recitals
Company Disclosure Letter	III
Company Employee Benefits	3.16(a)
Company Equity Plan	8.1(h)
Company Financial Advisor	3.25
Company Material Adverse Effect	3.7
Company Option	2.3(a)
Company Performance Stock Award	2.3(d)
Company Permits	3.22(a)
Company Proxy Statement	3.6(b)
Company Related Parties	8.1(j)
Company Restricted Stock Award	2.3(c)
Company RSUs	2.3(e)
Company SAR	2.3(b)
Company SEC Reports	3.10(a)
Company Severance Plan	5.6(b)
Company Stock Award	2.3(d)
Company Stockholders Meeting	3.6(b)
Company Termination Fee	7.6(c)
Confidentiality Agreements	5.3(b)
Continuation Period	5.6(a)
Contract	8.1(k)
Conveyance Taxes	5.11
Damages	5.7(b)

Term	Section
Debt Commitment Letters	4.6(a)
Debt Financing	4.6(a)
Dissenting Shares	2.4(a)
Divestiture Action	5.9(d)
Dollars	8.2(c)
Effective Time	1.3
Employee	5.6(a)
Enforceability Exceptions	8.1(l)
Environmental Law	3.19
ERISA	3.16(a)
ERISA Affiliate	3.16(a)
Exchange Act	3.6(b)
Excluded Shares	2.1(b)
Expenses	5.11
FBCA	Recitals
Financing	4.6(a)
Financing Commitments	4.6(a)
Financing Contingencies	8.1(m)
Financing Sources	8.1(n)
Foreign Competition Law	3.6(f)
Forward-Looking Information	III
FS Provisions	8.11
GAAP	3.11(a)(ii)
Governmental Authority	8.1(o)
Governmental Authorizations	3.6
Guarantor	4.12
Hazardous Substances	8.1(p)
HSR Act	3.6(e)
Indemnified Parties	5.7(a)
Intellectual Property	8.1(q)
Intervening Event	5.4(f)
IRS	3.16(b)
Knowledge	8.1(r)
Law	8.1(s)
Legal Actions	3.14
Lenders	4.6(a)
Liabilities	3.12
Liens	8.1(t)
Limited Guarantee	4.12
Material Contracts	3.15
Maximum Premium	5.7(c)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
Non-U.S. Employee Benefit	3.16(a)

v

Term	Section
Option Consideration	2.3(a)
Orders	8.1(u)
Organizational Documents	8.1(v)
Owned Intellectual Property	8.1(w)
Parent	Preamble
Parent Assets	4.4(b)
Parent Contracts	4.4(c)
Parent Disclosure Letter	IV
Parent Material Adverse Effect	8.1(x)
Parent Plan	5.6(c)
Parent Related Parties	8.1(y)
Parent Termination Fee	7.6(d)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Permits	3.22(a)
Permitted Lien	8.1(z)
Person	8.1(aa)
Pledgor	4.12
Preferred Stock	3.8(a)
Principal Stockholders	Recitals
Prior Service	5.6(c)
Real Property Leases	3.21(b)
Representatives	8.1(bb)
Requisite Company Vote	8.1(cc)
Rights	8.1(dd)
Rollover Investment	4.6(a)
Rollover Investors	4.6(a)
Rollover Letters	4.6(a)
SAR Consideration	2.3(b)
Schedule 13E-3	3.6(b)
SEC	3.6(b)
Securities Act	3.10(a)
Pledge and Security Agreement	4.12
Solvent	8.1(ee)
Special Committee	Recitals
Subsidiary	8.1(ff)
Superior Proposal	8.1(gg)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Proposal	8.1(hh)
Tax Returns	8.1(ii)
Taxes	8.1(jj)
Termination Date	7.2(a)
Transaction Litigation	5.15

Term	Section
Voting Agreement	Recitals
Willful and Material Breach	8.1(kk)

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of June 15, 2018 (this “Agreement”), by and among Feldenkreis Holdings LLC, a Delaware limited liability company (“Parent”), GF Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Perry Ellis International, Inc., a Florida corporation (the “Company”).
RECITALS
WHEREAS, the Board of Directors of the Company (the “Company Board”) established a Special Committee (the “Special Committee”), consisting solely of independent and disinterested directors, to, among other things, consider and negotiate strategic transactions involving the Company, including the merger of Merger Sub with and into the Company on the terms and subject to the conditions of this Agreement (the “Merger”) and the other transactions contemplated by this Agreement, and to make a recommendation to the Company Board with respect thereto;
WHEREAS, the Special Committee has determined that it is fair to, advisable and in the best interests of the Company and the holders of Common Stock to enter into this Agreement with Parent and Merger Sub, providing for the Merger and the other transactions contemplated hereby, in each case in accordance with the Florida Business Corporation Act (the “FBCA”);
WHEREAS, the Company Board, based on the recommendation of the Special Committee, at a meeting thereof duly called and held, has (a) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (b) declared that it is fair to, advisable and in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (d) recommended to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”);
WHEREAS, the board of directors of Merger Sub, at a meeting thereof duly called and held, has approved and declared advisable, and the managing member of Parent has approved, this Agreement, the Merger and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, (i) the Guarantor is entering into a Limited Guarantee and (ii) the Pledgor is entering into a Pledge and Security Agreement, in each case in favor of the Company with respect to certain of Parent’s and Merger Sub’s obligations under this Agreement;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this

Agreement, each Rollover Investor has entered into a Rollover Letter with Parent pursuant to which, among other things, the Rollover Investors have agreed, on the terms and subject to the conditions set forth in their respective Rollover Letters, to make the Rollover Investment;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and the Company to enter into this Agreement, certain stockholders of the Company (the “Principal Stockholders”) are entering into a voting agreement (the “Voting Agreement”) with Parent and the Company pursuant to which, among other things, the Principal Stockholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to (a) vote their shares of Common Stock in favor of adoption of this Agreement (and have delivered to the Company’s Board of Directors an irrevocable proxy to so vote with respect to this Agreement to the extent provided therein) and (b) take certain other actions in furtherance of the transactions contemplated by this Agreement.
Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

THE MERGER
Section 1.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the FBCA, at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the FBCA as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.
Section 1.2          Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York, at 10:00 a.m. (local time) on the second Business Day after the day on which the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or (b) at such other place and time as Parent and the Company may agree in writing.  The date on which the Closing occurs is referred to as the “Closing Date.”
Section 1.3          Effective Time.  At the Closing, Parent and the Company shall cause an articles of merger (the “Articles of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Florida in such form as is required by the relevant provisions of the FBCA, and shall make all other deliveries, filings or recordings required by the FBCA in connection with the Merger.  The Merger shall become effective when the Articles of Merger has been duly filed with the Secretary of State of the State of Florida or at such other subsequent date or time as Parent and the Company may agree and specify in the Articles of Merger in accordance with the FBCA (the “Effective Time”).
Section 1.4          Effects of the Merger.  The Merger shall have the effects set forth in the FBCA, this Agreement and the Articles of Merger.  From and after the Effective Time, the Surviving Corporation shall possess all of the rights, powers, privileges, franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company, all as provided in the FBCA.
Section 1.5          Certificate of Incorporation.  The certificate of incorporation of the Company shall, at the Effective Time and without any further action on the party of any party hereto, be amended and restated to read in its entirety as set forth on Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.
Section 1.6          Bylaws.  The bylaws of the Company shall, at the Effective Time and without any further action on the party of any party hereto, be amended and restated to read in its entirety as set forth on Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.
Section 1.7          Directors.  The parties shall take all requisite action so that the directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
Section 1.8          Officers.  The officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.
ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK
Section 2.1          Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:
(a)          Conversion of Merger Sub Capital Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one fully paid and non-

assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b)          Cancellation of Treasury Stock and Parent-Owned Stock.  Each share of Common Stock owned by the Company or any of its wholly-owned Subsidiaries or by Parent or any of its Subsidiaries immediately before the Effective Time, including, for the avoidance of doubt, each share of Common Stock contributed to Parent by the Rollover Investors in accordance with the Rollover Letters (collectively, the “Excluded Shares”), shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Shares.
(c)          Conversion of Common Stock.
(i)
Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive $27.50 in cash, without interest (the “Merger Consideration”).

(ii)
All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the Effective Time represented such shares (the “Certificates”) or (B) shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2 and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(d)          Equitable Adjustment.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur by reason of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split), combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Common Stock) is declared with a record date during such period, then the Merger Consideration shall be proportionately and equitably adjusted, without duplication, to reflect such change.
Section 2.2          Surrender of Certificates and Book-Entry Shares.
(a)          Paying Agent.  Not less than three Business Days before the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the paying agent in the Merger (the

“Paying Agent”) and (ii) enter into a paying agent agreement with the Paying Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion.  Parent shall be responsible for all fees and expenses of the Paying Agent.
(b)          Payment Fund.  Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares, Company Options and Company Restricted Stock Awards, for payment in accordance with this Article II through the Paying Agent, sufficient funds for the payment of the aggregate Merger Consideration for all issued and outstanding shares of Common Stock (other than Excluded Shares) and other amounts payable under this Article II (including with respect to Company Options, Company SARs and Company Restricted Stock Awards).  Such funds provided to the Paying Agent are referred to as the “Payment Fund.”
(c)          Payment Procedures.
(i)
Letter of Transmittal.  As soon as reasonably practicable, and in any event within three (3) Business Days, after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in the Paying Agent’s standard form (and reasonably satisfactory to Parent and the Company), specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of Certificates (or affidavit of loss in lieu thereof) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration multiplied by the number of shares evidenced by such Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares.  Such instructions shall provide that: (1) at the election of the surrendering holder, Certificates (or affidavit of loss in lieu thereof) may be surrendered by hand delivery or otherwise and (2) the Merger Consideration payable in exchange for Certificates (or affidavit of loss in lieu thereof) and/or Book-Entry Shares will be payable by wire transfer to the surrendering holder.

(ii)
Surrender of Shares.  Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or of a Book-Entry Share for cancellation to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent, the holder of that

Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share shall be entitled to receive, and the Paying Agent shall promptly pay in exchange therefor, the Merger Consideration payable in respect of the number of shares formerly evidenced by that Certificate (or affidavit of loss in lieu thereof) or such Book-Entry Share less any required withholding of Taxes.  Any Certificates (or affidavit of loss in lieu thereof) and Book-Entry Shares so surrendered shall be canceled immediately.  No interest shall accrue or be paid on any amount payable upon surrender of Certificates (or affidavit of loss in lieu thereof) or Book-Entry Shares.

(iii)
Unregistered Transferees.  If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents reasonably required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or other Taxes required by reason of payment of the Merger Consideration to a Person other than the registered holder of the Certificate or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that all such transfer Taxes have already been paid or are not applicable.

(iv)
No Other Rights.  Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.  Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by it.

(d)          Lost, Stolen or Destroyed Certificates.  If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the applicable Merger

Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.
(e)          No Further Transfers.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for transfer, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in this Article II.
(f)          Required Withholding.  Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as they are required to deduct or withhold therefrom under the Code, or any applicable state, local or foreign Tax Law.  To the extent that any amounts are so deducted and withheld and paid to the appropriate taxing authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.
(g)          No Liability.  None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.
(h)          Investment of Payment Fund.  The Paying Agent shall invest the Payment Fund as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing solely in such assets and, in any such case, no such instrument shall have a maturity exceeding three (3) months.  Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided, that no such investment or losses thereon shall affect the Merger Consideration payable hereunder and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock, Company Options and Company Stock Awards immediately prior to the Effective Time in the amount of any such losses to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.
(i)          Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by the holders of Certificates or Book-Entry Shares one year after the Effective Time shall be delivered by the Paying Agent to Parent upon demand.  Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent and/or the Surviving Corporation, which shall remain responsible for payment of the applicable Merger Consideration.
Section 2.3          Company Options, Company SARs and Company Stock Awards.
(a)          Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof, the Company shall take all necessary and appropriate actions so that, at the Effective Time, each option to acquire shares of Common Stock under the Company’s Equity Plan (each, a “Company Option”) outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, by virtue of the Merger and without any further action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled and each Company Option shall be converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock that may be acquired upon exercise of such Company Option.  The Company Board or the compensation committee thereof shall take all necessary and appropriate actions so that all Company Options shall be vested in full as of immediately prior to the Effective Time.  “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option at the time of calculation.  Notwithstanding the foregoing, if the exercise or purchase price of the applicable Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without any payment being made in respect thereof.
(b)          Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof, the Company shall take all necessary and appropriate actions so that, at the Effective Time, each stock appreciation right with respect to shares of Common Stock granted under the Company’s Equity Plan (each, a “Company SAR”) outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, by virtue of the Merger and without any further action by Parent, Merger Sub, the Company or the holder of that Company SAR, shall be canceled and each Company SAR shall be converted into the right to receive from Parent or the Surviving Corporation promptly following the Effective Time an amount in cash, without interest, equal to the SAR Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock underlying such Company SARs.  The Company Board or the compensation committee thereof shall take all necessary and appropriate actions so that all Company SAR shall be vested in full as of immediately prior to the Effective Time.  “SAR Consideration” means the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such Company SAR at the time of calculation.  Notwithstanding the foregoing, if the exercise or purchase price with respect to the applicable Company SAR is equal to or greater than the Merger Consideration, such Company SAR shall be cancelled without any payment being made in respect thereof.
(c)          Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof or as otherwise provided below, each share of restricted Common Stock that vests solely based on continued service (each, a “Company Restricted Stock Award”) outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Restricted Stock Award, shall be, at the Effective Time, converted into the right to receive from Parent or the Surviving Corporation the Merger Consideration per share in accordance with Section 2.1(c); provided, however, that any Company Restricted Stock Award held by a non-employee member of the Company Board shall, prior to such conversion, be prorated by multiplying the number of shares of Common Stock subject to such Company Restricted Stock Award by a fraction, the numerator of which is the number of days that have elapsed since the grant date of such award and the denominator of which is 365, with any fractional share rounded up to the nearest whole share. The Company Board or the compensation committee thereof shall take all necessary and appropriate actions so that all Company Restricted Stock Awards shall be vested and all restricted periods shall lapse thereon in full as of immediately prior to the Effective Time.
(d)          Except as otherwise agreed in writing after the date hereof by Parent and the applicable holder thereof or as otherwise provided below or on Section 2.3(d) of the Company Disclosure Letter, each share of restricted Common Stock that vests based on the achievement of performance goals (each, a “Company Performance Stock Award”, and together with the Company Restricted Stock Awards, the “Company Stock Awards”) outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of that Company Performance Stock Award, shall be, at the Effective Time, converted into the right to receive a restricted cash award on the same terms and conditions (including applicable time and/or service vesting conditions but excluding performance goals) applicable to such Company Performance Stock Award under the applicable Company Equity Plan and award agreement in effect immediately prior to the Effective Time, with respect to an amount of cash determined by multiplying the Merger Consideration by the number of shares of Common Stock that would vest based on the achievement of any applicable performance goals at the target level.  For the avoidance of doubt, any provisions relating to the forfeiture, acceleration of vesting or payment of any award contained in a Company Performance Stock Award shall apply to the restricted cash award described in this Section 2.3(d); provided that, in the event any such Company Performance Stock Award does not contain such an acceleration provision, such restricted cash award shall vest and be paid upon the termination of the holder’s employment by the Company without Cause or by the holder for Good Reason (each, as defined in the most recent Company Equity Plan), in each case, subject to the execution and delivery (without revocation) of a release of claims in favor of the Company in the form provided by the Company; provided, further, that any Company Performance Stock Award that vests by its terms upon the occurrence of the Effective Time, if any, shall be, at the Effective Time, converted into the right to receive from Parent or the Surviving Corporation the Merger Consideration per share in accordance with Section 2.1(c).  The Company Board or the compensation committee thereof shall take all necessary and appropriate actions so that all Company Performance Stock Awards shall be treated in accordance with this Section 2.3(d). Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, as applicable, make all the payments pursuant to the restricted cash awards described in this Section 2.3(d) in accordance with their terms.
(e)          Subject to the provisions of this Section 2.3, the Company shall take all necessary and appropriate actions so that all Company Options and Company SARs, as well as all restricted stock units payable in shares of Common Stock or whose value is determined with reference to the value of shares of Common Stock (“Company RSUs”), shall be canceled and the Company Equity Plans shall terminate at the Effective Time.
(f)          Not later than 10 days prior to the Effective Time, the Company shall mail to each holder of Company Options, Company SARs and Company Stock Awards a letter describing the treatment of and payment for such Company Options, Company SARs or Company Stock Awards pursuant to this Section 2.3 and providing instructions for use in obtaining payment for such Company Options, Company SARs or Company Restricted Stock Awards (which instructions shall provide that the cash payable to such holder of Company Options and Company SARs pursuant to this Section 2.3 will be made by check or wire transfer in accordance with the holder’s instructions on file with the Company in respect of payroll and, if no such instructions are applicable to such holder, may be, at the election of such holder, mailed to such holder or transferred to such holder by wire transfer).
(g)          As promptly as practicable following the Effective Time and in any event not later than the fifth Business Day thereafter, Parent or the Surviving Corporation shall cause the Paying Agent to mail a check (or transfer by wire transfer) (i) to each applicable holder of a Company Option, in such amount due and payable to such holder pursuant to Section 2.3(a) in respect of such Company Option and (ii) to each applicable holder of a Company SAR, in such amount due and payable to such holder pursuant to Section 2.3(b) in respect of such Company SAR.  Notwithstanding the foregoing, in lieu of the payments contemplated by the immediately preceding sentence, Parent and the Surviving Corporation may direct the Paying Agent to pay the Surviving Corporation (or its designees) for (but only to the extent of) any amounts the Surviving Corporation elects to pay to each holder of a Company Option or Company SAR in respect of the consideration payable therefor plus any amounts deducted and withheld with respect to any such amounts.
Section 2.4          Dissenting Shares.
(a)          Notwithstanding any provision of this Agreement to the contrary (but subject to the other provisions of this Section 2.4), any shares of Common Stock for which the holder thereof (i) has not voted in favor of the Merger or consented to it in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, the FBCA (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.1(c).  At the Effective Time, (A) all Dissenting Shares shall be canceled and cease to exist and (B) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the FBCA.

(b)          Notwithstanding the provisions of Section 2.4(a), if any holder of Dissenting Shares effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then that holder’s shares (i) shall be deemed no longer to be Dissenting Shares and (ii) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Merger Consideration upon surrender of the Certificate (or affidavit of loss in lieu thereof) formerly representing such shares or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, in each case in accordance with Section 2.2.
(c)          The Company shall give Parent (i) notice of any written demands for appraisal of any shares of Common Stock, any withdrawals of such demands and any other instrument served on the Company under the FBCA and (ii) the right to direct all negotiations and proceedings with respect to such demands for appraisal.  Except to the extent required by applicable Law, the Company shall not offer to make or make any payment with respect to any such demands for appraisal or otherwise settle any such demands without the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (x) the confidential disclosure letter delivered by the Company to Parent before or in connection with the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article III, in either case, to which the relevance of such item is reasonably apparent on the face of such disclosure or (y) the Company SEC Reports filed with, or furnished to, the SEC on or after January 1, 2017 and prior to the date of this Agreement (other than disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements” to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature (or any other disclosures contained in the Company SEC Reports that are similarly predictive or forward-looking in nature) (collectively, “Forward-Looking Information”)), the Company represents and warrants to Parent and Merger Sub that:
Section 3.1          Organization and Power.  The Company is duly organized, validly existing and in good standing under the laws of the State of Florida and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the relevant jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 3.2          Foreign Qualifications.  Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where the nature of its business or ownership, leasing or operation of its properties requires such qualification, except where failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.3          Corporate Authorization.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Company has all necessary corporate power and authority to enter into, deliver, and perform its obligations under, this Agreement and, subject to the receipt of the Requisite Company Vote with respect to the Merger, to consummate the transactions contemplated by this Agreement.  Each of the Company Board and the Special Committee at a meeting duly called and held has duly adopted resolutions: (a) authorizing and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (b) approving and declaring advisable this Agreement, the Merger and the transactions contemplated by this Agreement, (c) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement, (d) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (e) recommending to the stockholders of the Company that they adopt this Agreement.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct and that the Requisite Company Vote is received, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company.
Section 3.4          Enforceability.  This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.5          Subsidiaries.  Except as disclosed in Section 3.8(c) of the Company Disclosure Letter, each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens).  Section 3.5 of the Company Disclosure Letter sets forth a true and complete list of all of the Subsidiaries of the Company, including the jurisdiction of organization of each such Subsidiary.
Section 3.6          Governmental Authorizations.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.3 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval, order, waiver or other authorization of, or, registration, declaration or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority, other than:
(a)          the filing of the Articles of Merger with the Secretary of State of the State of Florida;
(b)          the filing with the Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”), (ii) a Rule 13E-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) relating to the adoption of this Agreement by the stockholders of the Company and (iii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Exchange Act of 1934 (the “Exchange Act”) and the FBCA;
(c)          any filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under state securities Laws or “blue sky” Laws;
(d)          compliance with the Applicable Exchange rules and regulations;
(e)          the filing of a pre-merger notification and report form by the Company required under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”);
(f)          compliance with and the filing and receipt, termination or expiration as applicable, of such other approvals or waiting periods as may be required under any (i) applicable foreign competition Law and (ii) applicable foreign investment Law (clauses (i) and (ii) collectively, “Foreign Competition Law”); and
(g)          any such Governmental Authorizations, the failure of which to make or obtain, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.7          Non-Contravention.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (a) contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of the Company, (b) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, (c) conflict with or result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to, or to a right of, termination, modification or cancellation under, any Material Contracts, (d) result in the creation of any Lien upon any of the properties, assets or rights of the Company or any of its Subsidiaries (other than any Lien created as a result of any action taken by

Parent or Merger Sub) or (e) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Material Contracts, other than in the case of clauses (b), (c), (d) and (e) of this Section 3.7, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (without regarding to the exclusions set forth in clause (ix) and (xiii) of the definition of “Company Material Adverse Effect”).
Section 3.8          Capitalization.
(a)          Except as set forth on Section 3.8(a) of the Company Disclosure Letter, the Company’s authorized capital stock consists solely of (i) 100,000,000 shares of Common Stock and, (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).  As of June 14, 2018, (A) 15,890,868 shares of Common Stock were issued and outstanding (which number of shares includes the Company Stock Awards enumerated in clause (B) hereafter), (B) 637,321 Company Stock Awards were outstanding, (C) no shares of Common Stock were held in treasury by the Company or any of its Subsidiaries, (D) 5,001 shares of Common Stock were subject to issued and outstanding Company Options, (E) 37,336 shares of Common Stock were subject to outstanding Company SARs; (F) 7,301 Company RSUs payable in shares of Common Stock were outstanding; and (G) no shares of Preferred Stock were issued and outstanding.  Except as set forth above, as of the date hereof, there are no shares of capital stock or securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company.
(b)          Section 3.8(b) of the Company Disclosure Letter sets forth a true and complete list, as of June 14, 2018, of all Company Options, Company SARs, Company Stock Awards and any other awards issued under the Company’s Equity Plan then outstanding, specifying on a holder-by-holder basis (i) the name of such holder, (ii) the number of Shares subject to each such award, (iii) the grant date of each such award, (iv) the vesting schedule of each such award, and (v) the exercise price for each such Company Option and Company SAR.
(c)          All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable and (ii) are not, or upon issuance will not be, subject to any pre-emptive or similar rights.
(d)          Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any pre-emptive or similar rights.  All equity interests of each Subsidiary that is not a corporation are duly created pursuant to the Laws of such Subsidiary’s jurisdiction of organization or formation, are issued and paid for in accordance with the Organizational Documents of such Subsidiary and are fully paid and non-assessable.  Except as disclosed in Section 3.8(d) of the Company Disclosure Letter, each of the outstanding shares of capital stock, or other equity or voting interest, in each

Subsidiary is owned by the Company free and clear of any Lien (other than Permitted Liens).
(e)          Except for the capital stock and other equity interests of the Company’s Subsidiaries or as disclosed in Section 3.8(e) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other voting or equity securities or interests in any Person.  There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of any Subsidiary of the Company or (ii) to provide any funds to or make any investment (including in respect of any unsatisfied subscription obligation or capital contribution or capital account funding obligation) in (A) any Subsidiary of the Company that is not wholly-owned by the Company or (B) any other Person.
(f)          There are no voting trusts, proxies, stockholder agreements, registration rights agreements or similar Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of any shares of capital stock or other voting or equity interests of the Company or any of its Subsidiaries or any preemptive rights with respect thereto, other than the Voting Agreement.  There are no bonds, debentures, notes or other indebtedness the Company or any of its Subsidiaries that entitle the holder thereof to vote (or which are convertible into or exchangeable or exercisable for securities having the right to vote) together with stockholders of the Company or its Subsidiaries on any matters with respect to the Company or its Subsidiaries.
(g)          Except as set forth above in this Section 3.8, there are no preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the Company’s stockholders on any matter, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
Section 3.9          Voting.  Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve and adopt this Agreement, the Merger and the transactions contemplated by this Agreement.

Section 3.10          SEC Reports; Company Proxy Statement; Schedule 13E-3.
(a)          The Company and its Subsidiaries have timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all forms, reports, schedules, statements and other documents required to be filed by the Company or its Subsidiaries with the SEC (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Reports”) since January 1, 2017.  Except to the extent corrected by subsequent Company SEC Reports filed prior to the date hereof, such Company SEC Reports (a) complied, and each of the Company SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and other applicable Laws, including the applicable rules and regulations promulgated thereunder and (b) did not, and each of the Company SEC Reports filed subsequent to the date of this Agreement and prior to the Effective Time (other than the Company Proxy Statement and the Schedule 13E-3) will not, at the time of filing, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of any material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements were or are made, not misleading in any material respect.  No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any periodic forms, reports, schedules, statements or other documents with the SEC.
(b)          None of the information to be supplied by or on behalf of the Company for inclusion in the Company Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders Meeting, and (ii) in the case of the Company Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 3.11          Financial Statements; Internal Controls.
(a)          Each of the consolidated financial statements (including, in each case, the related notes thereto) of the Company and its consolidated Subsidiaries, for the fiscal years ended February 3, 2018 and January 28, 2017, included in the Company SEC Reports:
(i)	when filed complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii)
were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to the audited financial statements and subject, in the case of unaudited financial statements, to the absence of footnotes and normal year-end adjustments); and

(iii)
fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as of the date thereof, and the consolidated results of operations and cash flows for the period then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

(b)          Neither the Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any director or executive officer (as defined in Rule 3b-7 under the Exchange Act) of the Company.  The Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Applicable Exchange.
(c)          The Company and its Subsidiaries have established and maintain disclosure controls and procedures as defined in and required by Rule 13a-15 or Rule 15d-15 under the Exchange Act.  Such disclosure controls and procedures are reasonably effective to ensure that all material information relating to the Company and its Subsidiaries required to be disclosed in the Company’s periodic reports under the Exchange Act is made known on a timely basis to the Company’s principal executive officer and its principal financial officer by others within the Company or any of its Subsidiaries, and such disclosure controls and procedures are reasonably effective in timely alerting the Company’s principal executive officer and its principal financial officer to such information required to be included in the Company’s periodic reports required under the Exchange Act.  The Company has disclosed, based on the most recent evaluation of its principal executive officer and its principal financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  The Company and its Subsidiaries have established and maintain internal control over financial reporting (as defined in and in accordance with the requirements of Rule 13a-15(f) of the Exchange Act) effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Section 3.12          Liabilities.  There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:
(a)          Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of February 3, 2018 (the “Balance Sheet Date”) or the footnotes thereto set forth in the Company SEC Reports;
(b)          Liabilities incurred since the Balance Sheet Date in the ordinary course of business;
(c)          Liabilities incurred in connection with the transactions contemplated by this Agreement or as permitted or contemplated by this Agreement;
(d)          Liabilities disclosed in Section 3.12 of the Company Disclosure Letter; and
(e)          other Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet partnership, joint venture or any similar arrangement (including any Contract relating to any transaction or relationship between or among the Company and/or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose Person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Act).
Section 3.13          Absence of Certain Changes.  Except as otherwise contemplated, required or permitted by this Agreement, since the Balance Sheet Date (a) through the date hereof, the Company and each of its Subsidiaries have conducted their respective business, in all material respects, in the ordinary course of such businesses consistent with past practice and (b) there has not been any Company Material Adverse Effect.
Section 3.14          Litigation.  As of the date hereof, there are no legal actions, arbitrations, litigations, suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or to which any of their respective properties or assets is subject that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and as of the date of this Agreement there is no Legal Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement.  As of the date hereof, there are no Orders outstanding to which the Company or any of its Subsidiaries is subject or bound that have had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect nor are there any Orders outstanding as of the date of this Agreement that would or seek to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.
Section 3.15          Material Contracts.  Except for Contracts filed as exhibits to the Company SEC Reports or as disclosed in Section 3.15 of the Company Disclosure Letter, as of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to, and (ii) none of the Company, any of its Subsidiaries or any of their respective properties or assets are bound by (in each case, other than any Company Employee Benefit) (collectively, the Contracts of the type described in clauses (a) through (j) below are referred to herein as, the “Material Contracts”):
(a)          any Contract that is or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10)(i) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Balance Sheet Date and before the date hereof;
(b)          any Contract (excluding any Contract under which the Company or any of its Subsidiaries grant a license with respect to any Owned Intellectual Property) containing a covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business, to carry on business in any geographic region, to offer any product or service or operate within any industry or commercial field, or to compete with any Person to the extent such limitation is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted;
(c)          any Contract under which the Company or the applicable Subsidiary has granted to a third party any exclusive license with respect to any Owned Intellectual Property that contains a minimum guaranteed royalty obligation (or other comparable payment guarantee) of more than $250,000 in royalties or other fees for the calendar year ended December 31, 2017;
(d)          any limited liability company agreement, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company or any of its Subsidiaries, other than any such limited liability company, partnership or joint venture that is a Subsidiary of the Company;
(e)          any Contract under which (i) any Person (other than the Company or any of its Subsidiaries) has directly or indirectly guaranteed Liabilities of the Company or any of its Subsidiaries or (ii) the Company or any Subsidiary has directly or indirectly guaranteed Liabilities of any Person (other than the Company or any Subsidiary) (in each case of (i) and (ii), which guarantee obligation exceeds $250,000, other than, in each case, endorsements for the purpose of collection in the ordinary course of business);
(f)          any Contract under which the Company or the applicable Subsidiary has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person (other than the Company or any of its

Subsidiaries), in any such case which the outstanding balance, individually, is in excess of $250,000;
(g)          any Contract (other than among consolidated Subsidiaries of the Company) relating to any interest rate, currency or commodity derivatives or hedging transactions involving an amount in excess of $250,000;
(h)          any Contract under which the Company or the applicable Subsidiary, directly or indirectly, has agreed to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person that will be outstanding after the date hereof (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $250,000;
(i)          any Contract that prohibits the pledging of capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by any Subsidiary of the Company, in each case, other than pursuant to any joint venture;
(j)          any Contract that requires the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest of another Person and any other Contract that relates to an acquisition or similar transaction which contain indemnities or “earn-out” obligations with respect to the Company or any of its Subsidiaries, in any such case, that remain in effect and have a value in excess of $250,000; and
(k)          any Contract for indemnification, advancement of expenses and or exculpation of liability with any current or former director or executive officer of the Company or any of its Subsidiaries.
Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Material Contract is, subject to the Enforceability Exceptions, a valid and binding agreement of the Company or its applicable Subsidiary and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company or its Subsidiary and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, (ii) none of the Company, its applicable Subsidiary or, to the Knowledge of the Company, any other party thereto, is in breach of or default under any such Material Contract, (iii) to the Knowledge of the Company, no party to any Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would constitute a default, require consent or result in the loss of a material benefit or give rise to any right of termination, amendment, acceleration or cancellation, under the provisions of such Material Contract, and (iv) neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract of the existence of any event, or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract.  The Company has made available to Parent true and complete copies of all Material Contracts in effect as of the date hereof, including any material amendments thereto.
Section 3.16          Benefit Plans.
(a)          Section 3.16(a) of the Company Disclosure Letter lists, as of the date hereof, all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (whether or not such “employee benefit plan” is subject to ERISA), and all material stock purchase, stock option, severance, offer letter, employment, consulting, change-of-control, retention, collective bargaining, bonus, incentive compensation, profit sharing, savings, retirement, retiree medical or life, disability, insurance, vacation, incentive, deferred compensation, supplemental retirement and other material benefit plans (including the Company Equity Plan), agreements, programs, policies or commitments, whether or not subject to ERISA, (i) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (ii) to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to such directors, officers, employees or consultants or which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or any trade or business (whether or not incorporated) which would be treated at any relevant time as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code or Section 4001 of ERISA (an “ERISA Affiliate”), excluding plans, agreements, programs, policies or commitments under which neither the Company nor any Subsidiary of the Company has any remaining obligations.  All such plans, agreements, programs, policies and commitments, without regard to materiality, are collectively referred to as the “Company Employee Benefits.” Each Company Employee Benefit that is maintained primarily for the benefit of an employee, officer, director or other service provider who is primarily located outside of the United States shall be identified on Section 3.16(a) of the Company Disclosure Letter (each a “Non-U.S. Employee Benefit”).
(b)          With respect to each of the material Company Employee Benefits, if applicable, the Company has made available to Parent true and complete copies of (i) the plan document or a written description thereof, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements and opinion, (v) if the Company Employee Benefits are intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”), (vi) any related trust or funding agreements or insurance policies, and (vii) any material correspondence between the Company and the Department of Labor or the IRS relating to any Company Employee Benefit.
(c)          No Company Employee Benefit is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and neither the Company nor any of its Subsidiaries has any material liability in respect of any multiemployer plan.  The Company does not maintain, sponsor or contribute to, and has not within the preceding six years maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA and no liability under Title IV of ERISA,

Section 412 of the Code or Section 302 of ERISA has been incurred by any ERISA Affiliate which, in each case, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company Employee Benefits is in compliance with ERISA, the Code and other applicable Law.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has not occurred any “reportable event” (as such term is defined in Section 4043 of ERISA), other than those events as to which the thirty-day notice period is waived.  With respect to each of the Company Employee Benefits that is intended to qualify under Section 401(a) of the Code (i) a favorable determination or opinion letter has been issued by the IRS with respect to such Company Employee Benefit and (ii) to the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would materially and adversely affect such qualification.
(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company Employee Benefits provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law.
(f)          Except as set forth on Section 3.16(f) of the Company Disclosure Letter or in this Agreement (including Section 2.3), the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) will not (i) entitle any Company officer to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) result in any payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former officer of the Company, (iii) increase any material benefits otherwise payable under any of the Company Employee Benefits, (iv) result in the acceleration of the time of payment or vesting of any material compensation or benefits from the Company or any of its Subsidiaries to any current or former officer of the Company or (v) limit or restrict the right of Parent or the Surviving Corporation to merge, amend or terminate any of the Company Employee Benefits.
(g)          No Company Employee Benefit provides for and none of the Company or any of its Subsidiaries is otherwise obligated to provide any gross-up or reimbursement of Taxes under Section 4999 of the Code or Section 409A of the Code.  The Company will have provided to Parent, prior to the Closing, good faith estimates of the amount of any “excess parachute payments” within the meaning of Section 280G of the Code that could reasonably be expected to become payable to any employee, director, officer or other service provider in connection with the transactions contemplated by this Agreement, whether contingent or otherwise.

(h)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Contract, whether or not a Company Employee Benefit, to which the Company or any of its Subsidiaries is a party that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code, has been maintained in compliance with Section 409A of the Code.
(i)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Non-U.S. Employee Benefits (i) have been maintained in accordance with all applicable requirements (including applicable Law), (ii) that are intended to qualify for special Tax treatment meet all requirements for such treatment, and (iii) that are required to be funded and/or book reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.
(j)          There are no pending, or, to the Knowledge of the Company, threatened in writing, Legal Actions against any of the Company Employee Benefits, other than ordinary claims for benefits by participants and beneficiaries or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.17          Labor Relations.
(a)          No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted.  Neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries as of the date hereof has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable U.S. or foreign Governmental Authority and (ii) none of the Company and its Subsidiaries is a party, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.
(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, hiring and termination of employees, the proper classification of employees and/or independent contractors, wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, wrongful discharge or violation of rights of employees, former employees or prospective employees  and the collection and payment of withholding or social security taxes and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the six months prior to the date of this Agreement that remains unsatisfied.
(c)          Section 3.16 and this Section 3.17 constitute the exclusive representations and warranties of the Company with respect to the subject matters set forth in Section 3.16 and this Section 3.17.
Section 3.18          Taxes.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a)          All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct. The Company has made available to Parent prior to the date of this Agreement accurate copies of the U.S. federal income Tax Returns filed by the Company and its Subsidiaries for each of the Tax years ended December 31, 2016, 2015 and 2014.
(b)          The Company and its Subsidiaries have fully and timely paid all Taxes that are required to be paid and withheld all amounts that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholder, Affiliate or third party, except with respect to matters being contested in good faith as to which adequate reserves have been established in the most recent financial statements in accordance with GAAP for such Taxes.
(c)          There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.
(d)          No audit or other proceeding by any Governmental Authority is pending or, to the Knowledge of the Company, threatened with respect to any Tax matter with respect to, or Taxes due from or with respect to the Company or any of its Subsidiaries.
(e)          All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports in accordance with GAAP.
(f)          During the two year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(g)          There are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.
(h)          No claim (which remains unresolved) has been made in writing by any taxing authority in a jurisdiction where the Company and its Subsidiaries do not file income, sales or franchise Tax Returns that the Company or any of its Subsidiaries is or may be subject to income, sales or franchise Tax in that jurisdiction.
(i)          Neither Company nor any of its Subsidiaries (i) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502 6 (or any comparable provision of local, state or foreign Law), as transferee or successor, or (ii) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) an agreement or arrangement solely among the Company and/or its Subsidiaries or (y) customary Tax indemnifications contained in commercial agreements the primary purpose of which agreements does not relate to Taxes).
(j)          To the Knowledge of the Company, the Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(k)          Neither the Company nor any of its Subsidiaries will be bound after the Closing by any written determination from the IRS (or any comparable ruling or other determination from any Governmental Authority with respect to Taxes).
(l)          Neither the Company nor any its Subsidiaries will be required to include any item of income in, or exclude any deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting, or the use of an improper method of accounting, for a taxable period ending on or prior to or including the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid or deposit amount received on or prior to the Closing Date; (v) election described in Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) made on or before the Closing Date; or (vi) debt instrument held on or before the Closing Date that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or is subject to the rules set forth in Section 1276 of the Code.
Section 3.19          Environmental Matters.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) since January 1, 2015, the operations of the Company and each of its Subsidiaries have complied with applicable Law relating to (i) pollution, contamination, protection of the environment, and human health and safety to the extent relating to exposure to Hazardous Substances, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”), (b) the Company and its Subsidiaries possess and maintain in good standing all Permits required under Environmental Law necessary for their respective operations, and such operations are in compliance with applicable Permits, (c) no Legal Action or written notice of violation or potential liability arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, (d) there are no Orders arising under or pursuant to Environmental Law outstanding to which the Company or any of its Subsidiaries is subject or bound, and (e) to the Knowledge of the Company, there has been no release of Hazardous Substances on, at, above, under or from any facility or real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries.  This Section 3.19 constitutes the exclusive representations and warranties of the Company with respect to the subject matters set forth in this Section 3.19.
Section 3.20          Intellectual Property.
(a)          Section 3.20(a) of the Company Disclosure Letter sets forth a list of all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted.
(b)          To the Knowledge of the Company, the Company or one of its Subsidiaries, as applicable, owns, is licensed to use or otherwise has the right to use all Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole, as presently conducted, free and clear of all Liens (other than Permitted Liens), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)          Except as set forth on Section 3.20(c) of the Company Disclosure Letter, to the Knowledge of the Company, (i) the conduct of the business of the Company and its Subsidiaries, as presently conducted, does not infringe upon or misappropriate the Intellectual Property rights of any third party and no claim is pending or asserted in writing since January 1, 2017 against the Company or any of its Subsidiaries that the conduct of the business of the Company and its Subsidiaries, as presently conducted, infringes upon or misappropriates any material Intellectual Property rights of a third party and (ii) no third party is infringing or violating any of the Owned Intellectual Property in any material respect.
(d)          The Company and its Subsidiaries take commercially reasonable steps consistent with industry practice to protect and preserve the Owned Intellectual Property.
(e)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable actions consistent with industry practice to protect the confidentiality, integrity and security of their software, databases, systems, computer and telecommunications equipment, information technology, networks and Internet sites and all information stored or contained therein or transmitted thereby from any unauthorized use, access, or modification.
Section 3.21          Real Property.
(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company, as applicable, has good, valid and marketable title to, or has a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by the Company and each Subsidiary of the Company.  As of the date of this Agreement, none of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in the real property is subject to any Lien, except for Permitted Liens and other such Liens as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The use and operation of the owned and leased real property used by the Company and its Subsidiaries do not violate any Law, covenant, condition, restriction, easement, license, permit or agreement, except for such violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)          Each of the material leases and subleases, together with the amendments, modifications and other agreements related thereto, to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries, as applicable, uses or occupies any leased real property (the “Real Property Leases”) is, subject to the Enforceability Exceptions, valid binding and in full force and effect, except where the failure to be valid, binding or in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  No breach or default on the part of the Company or any such Subsidiary exists under any Real Property Lease, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any notice of termination from any lessor under any Real Property Lease.
Section 3.22          Permits; Compliance with Law.
(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals, registrations and other permits of any Governmental Authority (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”) and (ii) all such Company Permits are in full force and effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or threatened in writing.
(b)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016, the Company and its Subsidiaries have been in compliance with all Laws applicable to their business or operations and have not received any written notice of any violations of such Laws.  Since January 1, 2016 until the date hereof, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority that any Permit will be terminated or materially modified or, to the Knowledge of the Company, is threatened with suspension or will not be renewed in the ordinary course of business consistent with past practice, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)          No representation is made under this Section 3.22 with respect to SEC reports, financial statements and internal controls, employee benefits, labor, Tax, environmental or intellectual property matters, which matters are addressed in Section 3.10, Section 3.11, Section 3.16, Section 3.17, Section 3.18, Section 3.19 and Section 3.20, respectively.
Section 3.23          Insurance.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and/or its Subsidiaries maintain insurance policies in such amounts and against such risks as are customary in the industry in which the Company and its Subsidiaries operate, (b) to the Knowledge of the Company, each such insurance policy is legal, valid, binding and enforceable subject to the Enforceability Exceptions, (c) neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy and (d) as of the date hereof, no written notice of cancellation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals.
Section 3.24          Affiliated Transactions.  No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is, or since January 1, 2017 has been, a party to any transaction, Contract, agreement, arrangement or understanding with the Company or its Subsidiaries, nor are there any of the foregoing currently proposed to the Company’s audit committee, or has any material interest in any property used by the Company or its Subsidiaries, in each case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (collectively, “Affiliate Transactions”).  The Company maintains and enforces a policy requiring that all Affiliate Transactions be presented to the Company’s audit committee for prior authorization and approval or ratification.
Section 3.25          Opinions of Financial Advisor.  PJ SOLOMON, L.P. (the “Company Financial Advisor”) has delivered to the Special Committee its written opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the Merger Consideration is fair to the stockholders of the Company (other than Parent, Merger Sub and their Affiliates), from a financial point of view.
Section 3.26          Brokers.  No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent true and complete copies of all Contracts under which any such fees or expenses are payable and all indemnification and other Contracts related to the engagement of the Person to whom such fees are payable.
Section 3.27          State Takeover Laws.  Assuming the representations and warranties of Parent and Merger Sub contained in Section 4.5(c) are true and correct, the Board of Directors of Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations”, “affiliated transactions” and “control share acquisitions” set forth in Section 607.0901 and Section 607.0902 of the FBCA or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law.
Section 3.28          Certain Business Practices.
(a)          Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective directors or executive officers) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the laws of any federal, state, local or foreign jurisdiction, including any Anticorruption Laws.
(b)          The Company and its Subsidiaries and, to the Knowledge of the Company, their directors, officers, employees and agents acting on their behalf, are, and have for the past three years been, in compliance in all material respects with U.S. and any applicable foreign Laws related to trade and economic sanctions and import and export controls.
(c)          None of the Company, its Subsidiaries or, to the Knowledge of the Company, their directors, officers, employees, or agents acting on their behalf, is or has been (i) identified on any sanctions-related list of restricted or blocked persons; (ii) organized, resident, or located in any country or territory that is itself the subject of comprehensive economic sanctions; or (iii) owned or controlled by any Person or Persons described in clause (i) or (ii), in each case in the U.S. and any other jurisdiction in which the Company or any of its Subsidiaries has material operations.  For the purposes of this Section 3.28(c), the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
Section 3.29          No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the Merger and the other transactions contemplated hereby.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as set forth in the corresponding sections of the confidential disclosure letter delivered by Parent to the Company before or in connection with the execution of this Agreement (the “Parent Disclosure Letter”), it being agreed that disclosure of any item in any section of the Parent Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Parent Disclosure Letter and any other representation and warranty made elsewhere in Article IV, in either case, to which the relevance of such item is reasonably apparent on the face of such disclosure, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:
Section 4.1          Organization and Power.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization.  Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.
Section 4.2          Corporate Authorization.  Each of Parent and Merger Sub has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement.  The board of directors or equivalent governing body of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the transactions contemplated by this Agreement.  The board of directors or equivalent governing body of each of Parent and Merger Sub have (a) approved and declared advisable this Agreement, the Merger and the transactions contemplated by this Agreement and (b) declared that it is in the best interests of the securityholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement.  The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub.  This Agreement constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.  No vote or consent of the members of Parent is required by applicable Law or the Organizational Documents of Parent in connection with the Merger or the other transactions contemplated by this Agreement.
Section 4.3          Governmental Authorizations.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorization, other than:
(a)          the filing of the Articles of Merger with the Secretary of State of the State of Florida;
(b)          the filing with the SEC of any filings or reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Exchange Act and the FBCA;
(c)          the filing of a pre-merger notification and report form by Parent required under the HSR Act;
(d)          compliance with and the filings and receipt, termination or expiration as applicable, of such other approvals or waiting periods as may be required under any Foreign Competition Law; and
(e)          any such Governmental Authorizations, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.4          Non-Contravention.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:
(a)          contravene or conflict with, or result in any violation or breach of, any provision of the Organizational Documents of Parent or Merger Sub;
(b)          contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.3 have been obtained or made;
(c)          result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or
(d)          require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.5          Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.
(a)          As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.
(b)          Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.  No shares of Common Stock or securities that are convertible, exchangeable or exercisable into Common Stock are beneficially owned (as defined by Rule 13d-3 under the Exchange Act) by Parent or Merger Sub, or any direct or indirect wholly-owned Subsidiary of Parent or Merger Sub.  Merger Sub has no Subsidiaries.
(c)          As of the date hereof, Parent and Affiliates collectively own beneficially and of record 100 shares of Common Stock.  Except as set forth herein, none of Parent, Merger Sub or their respective Affiliates own, directly or indirectly, beneficially or of record, any other shares of Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement.
(d)          Except for the Voting Agreement, the Pledge and Security Agreement, the Limited Guarantee, the Financing Commitments and the Rollover Letters, true and complete copies of which have been made available to the Company before the date of this Agreement, none of Parent, Merger Sub and their respective Affiliates has any agreement, arrangement or understanding concerning (x) the transactions contemplated by this Agreement or (y) any material assets of the Company from or after the Closing, in each case with any Principal Stockholder, Rollover Investor, director or officer of the Company or any other Person.
Section 4.6          Financing.
(a)          Section 4.6 of the Parent Disclosure Letter sets forth true and complete copies of (i) (x) executed rollover commitment letters (the “Rollover Letters”) from parties (the “Rollover Investors”) that collectively have sole voting and dispositive power with respect to 3,139,975 shares of the Company, which number of shares, when contributed to Parent under the Rollover Letters, will satisfy all minimum requirements for equity contributions to Parent under the Debt Financing (whether expressed in terms of minimum value or percentage of shares), pursuant to which, and subject to the terms and conditions of which, the Rollover Investors have committed to contribute to Parent the amount of shares of Common Stock set forth therein (the “Rollover Investment”), and (y) a schedule setting forth each Rollover Investor, the number of shares of the Company beneficially owned by and over which such Rollover Investor holds sole voting and dispositive power, and an indication of whether such shares of the Company are held directly or indirectly by such Rollover Investor, and (ii) executed debt commitment letters and related term sheets from Wells Fargo Bank, National Association (the “Wells Commitment Letter”) and Fortress Credit Advisors LLC (the “Fortress Commitment Letter” and together with the Wells Commitment Letter, the “Debt Commitment Letters” or the “Financing Commitments”) (Wells Fargo Bank, National Association and Fortress Credit Advisors LLC, the “Lenders”) pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide Parent and/or Merger Sub with financing in the amounts described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated by this Agreement (the “Debt Financing” or the “Financing”).  As of the date hereof, each of the Financing Commitments and the Rollover Letters is a legal, valid and binding obligation of Parent or Merger Sub and, to the Knowledge of the Parent, the other parties thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions.  As of the date hereof, each of the Financing Commitments and the Rollover Letters is in full force and effect, and none of the Financing Commitments or the Rollover Letters has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect.  As of the date hereof, to the Knowledge of the Parent, neither Parent nor Merger Sub is in breach of any of the material terms or conditions set forth in any of the Financing Commitments or the Rollover Letters.  As of the date hereof, to the Knowledge of Parent with respect to the Company and its Subsidiaries, there is no fact or occurrence existing on the date hereof that, with or without notice, lapse of time or both, would reasonably be expected to (A) make any of the assumptions or any of the statements set forth in the Financing Commitments or the Rollover Letters inaccurate, (B) result in any of the conditions in the Financing Commitments or the Rollover Letters not being satisfied, (C) cause any of the Financing Commitments or the Rollover Letters to be ineffective or (D) otherwise result in the Financing not being available, or the Rollover Investment not being made, in each case, on a timely basis in order to consummate the transactions contemplated by this Agreement.  As of the date hereof, neither the Rollover Investors nor any Lender has notified Parent or Merger Sub of its intention to terminate any Financing Commitment or not to provide the Financing, and none of the Rollover Investors has notified Parent or Merger Sub of its intention to terminate any Rollover Letter or not to make the Rollover Investment.  Parent has not, without the prior written consent of the Company, amended, modified, supplemented or waived any of the conditions or contingencies to funding contained in any Financing Commitment (including definitive agreements related thereto) or to the Rollover Investment contained in any Rollover Letter, or any other provision of, or remedies under, any Financing Commitment (including definitive agreements related thereto) or any Rollover Letter (except for any increases in the amount of funds available thereunder or the addition of Financing Sources in accordance with the terms thereof, or other relevant entities who did not execute a Financing Commitment or a Rollover Letter as of the date of this Agreement or as otherwise expressly permitted by Section 5.12(a)).  Assuming (1) the

Financing is funded in accordance with its terms and conditions, (2) the Rollover Investment is made in accordance with the terms and conditions of the Rollover Letters and (3) the satisfaction of the conditions to the Company’s obligation to consummate the Merger set forth in Section 6.3(a), the net proceeds from the Financing will, together with the Rollover Investment and other funds available to Parent, be sufficient to consummate the Merger and the other transactions contemplated by this Agreement, including the payment by Parent and Merger Sub of the Merger Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any related repayment or refinancing of any indebtedness of the Company or any of its Subsidiaries, and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement.  Parent or Merger Sub has paid in full any and all commitment or other fees required by any Financing Commitment that are due as of the date hereof, and will pay, after the date hereof, all such commitments and fees as they become due.  There are no side letters, understandings or other agreements or arrangements relating to the Financing (except for customary fee letters and engagement letters which do not contain any additional conditions to closing or other agreements relating to the availability of the full amount of the Financing, and a complete copy of the fee letter has been made available to the Company with customary redactions of fee amounts, pricing caps, “market flex”, other economic terms and certain other terms, none of which redacted provisions would adversely affect the conditionality or aggregate principal amount of the Financing) or the Rollover Investment to which Parent, Merger Sub or any of their respective Affiliates are a party that relate to the amount, availability or conditions of the Financing or the Rollover Investment, other than the Financing Commitments and the Rollover Letters.  There are no conditions precedent related to the funding of the full amount of the Financing, other than as explicitly set forth in the Financing Commitments, and there are no conditions precedent related to the contribution of the full amount of the Rollover Investment, other than as explicitly set forth in the Rollover Letters.  Assuming the satisfaction of the conditions to the Company’s obligation to consummate the Merger set forth in Section 6.3(a), neither Parent nor Merger Sub has any reason to believe that it will be unable to satisfy on a timely basis any conditions to the funding of the full amount of the Financing or the contribution of the full amount of the Rollover Investment, or that the Financing will not be available to, or that the Rollover Investment will not be contributed to, Parent or Merger Sub on the Closing Date.  For the avoidance of doubt, it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing, the Rollover Investment or any alternative financing.
(b)          Neither Parent, Merger Sub nor any of their Affiliates has (i) retained any financial advisor on a basis exclusive to Parent and/or Merger Sub and/or any such Affiliate or (ii) entered into an exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing that would prevent or hinder such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including in connection with the making of any Takeover Proposal), in the case of clauses (i) and (ii), in connection with the Merger or the other transactions contemplated by this Agreement.  Neither Parent, Merger Sub nor any of their Affiliates has caused or induced any Person to take any action that, if taken by Parent and/or Merger Sub, would be a breach of, or would cause to be untrue, any of the representations in this Section 4.6(b).
Section 4.7          Solvency.  On and as of the Closing Date, and after giving effect to the transactions contemplated by this Agreement, including the Financing and any alternative financing (including any financing to be issued or incurred in lieu of any bridge facility in any Debt Commitment Letter) permitted by this Agreement, the payment of the Merger Consideration, the incurrence of indebtedness in connection with the Debt Financing, and the repayment or refinancing of debt as contemplated herein and in the Financing Commitments, and assuming (i) the Company is Solvent immediately prior to the Effective Time, (ii) the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein, or the waiver of such conditions and (iii) the satisfaction of the conditions to the Company’s obligation to consummate the Merger set forth in Section 6.3(a), Parent, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, taken as a whole, will be Solvent.
Section 4.8          Litigation.  As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened in writing against Parent or any of its Affiliates before any Governmental Authority that would or seeks to materially delay or prevent the consummation of the Merger or the transactions contemplated by this Agreement.  As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would or seeks to materially delay or prevent the consummation of any of the transactions contemplated by this Agreement.
Section 4.9          No Regulatory Impediment.  There is no material fact relating to Parent or any of its Affiliates’ respective businesses, operations, financial condition or legal status, including any officer’s, director’s or current employee’s status, that would reasonably be expected to impair the ability of the parties to this Agreement to obtain, on a timely basis, any authorization, consent, Order, declaration or approval of, or ability to contract with, any Governmental Authority or third party necessary for the consummation of the transactions contemplated by this Agreement.
Section 4.10          Absence of Certain Arrangements.  Other than this Agreement, the Voting Agreement, the Rollover Letters and those other agreements contemplated hereby, there are no contracts, undertakings, commitments, agreements or obligations or understandings between Parent or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board or any of their respective Affiliates (including any of the Principal Stockholders), on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.
Section 4.11          Brokers.  The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon consummation of the Merger.
Section 4.12          Limited Guarantee and Pledge and Security Agreement.  Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company (a) a limited guarantee of George Feldenkreis (the “Guarantor”) in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Limited Guarantee”) and (b) a pledge and security agreement of George Feldenkreis (the “Pledgor”) in favor of the Company, dated the date hereof (as amended, modified or supplemented from time to time in accordance with its terms, the “Pledge and Security Agreement”).  Each of the Limited Guarantee and the Pledge and Security Agreement is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantor and Pledgor, respectively, enforceable against the Guarantor and Pledgor, respectively, in accordance with its terms, subject to the Enforceability Exceptions, and has not been amended, withdrawn or rescinded in any respect.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor or Pledgor under either the Limited Guarantee or the Pledge and Security Agreement, respectively.
Section 4.13          Proxy Statement; Schedule 13E-3.  None of the information to be supplied by Parent or Merger Sub for inclusion in the Company Proxy Statement or the Schedule 13E-3 will (i) in the case of the Schedule 13E-3 (or any amendment thereof or supplement thereto), as of the date of filing and as of the date of the Company Stockholders Meeting and (ii) in the case of the Company Proxy Statement (or any amendment thereof or supplement thereto), as of the date of filing or mailing to the Company’s stockholders and as of the date of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, with respect to information provided by Parent or Merger Sub, in light of the circumstances under which they are made, not misleading.
Section 4.14          Independent Investigation.  In entering into this Agreement and each of the other documents and instruments relating to the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub have each relied solely upon its own investigation and analysis, and Parent and Merger Sub acknowledge and agree (a) that, except for the specific representations and warranties of the Company contained in this Agreement (including the Company Disclosure Letter and the Company SEC Reports), none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives makes or has made any representation or warranty, either express or implied, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, Liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective stockholders or Representatives and (b) that, to the fullest extent permitted by applicable Law, none of the Company, its Affiliates or any of its or their respective stockholders, controlling persons or Representatives shall have any liability or responsibility whatsoever to Parent or Merger Sub, their respective Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Parent or Merger Sub, their respective Affiliates, stockholders, controlling persons or Representatives, except as and only to the extent expressly set forth in this Agreement.  Each of Parent and Merger Sub acknowledges and agrees that it has been furnished with, or given adequate access to, all information and materials relating to the Company and its Subsidiaries that it has requested and Representatives of the Company have answered all inquiries that Parent or Merger Sub has made of them concerning the Company and its Subsidiaries.
ARTICLE V

COVENANTS
Section 5.1          Conduct of Business of the Company.  From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except as provided in this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as disclosed in the Company SEC Reports (other than in any Forward-Looking Information), or as required by applicable Law, Order or to comply with any notice from a Governmental Authority, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, (a) conduct its operations only in the ordinary course of business consistent with past practice and (b) use its reasonable best efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries, and to preserve, in all material respects, the current relationships of the Company and its Subsidiaries with customers, licensees, suppliers and other Persons with which the Company and its Subsidiaries have material business relations.  Without limiting the generality of the foregoing, and except as otherwise provided in this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as disclosed in the Company SEC Reports (other than in any Forward-Looking Information) or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall cause its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:
(a)          Organizational Documents.  Amend or modify any of the Organizational Documents of the Company or any of its Subsidiaries;

(b)          Dividends.  Make, declare, set aside or pay any dividend or distribution on any shares of its capital stock or set any record date therefor, other than cash dividends and cash distributions by wholly-owned Subsidiaries of the Company;
(c)          Capital Stock.  (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock or (iv) issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to (w) the exercise of the Company Options and Company SARs in accordance with the terms in effect on the date of this Agreement or the vesting of Company Options and Company SARs as provided in Section 2.3(a) and Section 2.3(b), (x) the vesting or forfeiture of Company Stock Awards in accordance with the terms in effect on the date of this Agreement or as provided in Section 2.3(b), (y) the purchase, redemption or other acquisition of Common Stock or equity interests of the Company or its Subsidiaries from former employees, directors and consultants in accordance with any Contract or Company Employee Benefit providing for the repurchase of Common Stock or such other equity interests in connection with any termination of services to the Company or any of its Subsidiaries) or (z) as permitted by Section 5.1(d);
(d)          Compensation and Benefits.  (i) Increase the compensation, bonus opportunity or benefits payable or to become payable to any of its current or former directors, officers, employees or independent contractor (other than increases in the base salaries or wages of employees other than officers in the ordinary course of business consistent with past practice); (ii) grant or increase any severance, change of control, retention or termination pay to any current or former director, officer, employee or independent contractor; (iii) renew, enter into or amend in any material respect any Contract providing for the employment or consultancy of any director, officer or employee with a title of Vice President or above or otherwise providing material compensation or other material benefits to any director, officer or employee with a title of Vice President or above; (iv) establish, adopt, enter into, amend, renew, alter the prior interpretation of or terminate any material Company Employee Benefit or any other employee benefit plan, incentive plan, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a material Company Employee Benefit; (v) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative; (vi) implement any facility closings or employee layoffs or reductions in force that would trigger the notice requirements under the WARN Act; (vii) take any action to accelerate the vesting, payment or funding of any compensation or benefits to any current or former employee or any directors or officers; or (viii) hire or terminate any employee with a title of Vice President or above, other than a termination for “cause”, except, in the case of each of clauses (i) through (iv), (A) to the extent required by applicable Law, this Agreement or any Company Employee Benefit or other agreement in effect on the date of this Agreement, (B) in conjunction with new hires, promotions or other changes in job status, in each case, for employees with a title of Vice President or above, as approved by the Chief Executive Officer of the Company, and for employees with a title below Vice President, or (C) to comply with Section 409A of the Code and guidance applicable thereunder;
(e)          Acquisitions.  Other than in the ordinary course of business, acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any interest in any business or any corporation, partnership, limited liability company, joint venture or other business organization or division or assets, securities or property thereof, except for any such transaction (i) which is between the Company and any of its wholly-owned Subsidiaries or between any such wholly-owned Subsidiaries of the Company, or (ii) pursuant to any Contract existing and in effect as of the date hereof;
(f)          Dispositions.  Sell, lease, license, transfer, pledge, mortgage, encumber, grant or dispose of or enter into negotiations to with respect to the disposition of any real property or any other material Company Assets, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii) other dispositions (other than real property) in the ordinary course of business, (iv) any Permitted Liens or (v) pursuant to any Contract existing and in effect as of the date hereof;
(g)          Loans.  Make any loans, advances or capital contributions to or investments in any Person (other than (i) to wholly-owned Subsidiaries of the Company, (ii) to employees for advancement of related business expenses in the ordinary course of business, or (iii) to any joint venture in which the Company or any of its Subsidiaries has any equity interest;
(h)          Indebtedness; Guarantees.  Incur, assume or guarantee any new indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than the Company or any of its Subsidiaries) with respect to any indebtedness for borrowed money (including any debt securities but excluding for the avoidance of doubt ordinary course equipment leasing or purchase money debt for equipment), in excess of $500,000 in the aggregate, which indebtedness shall be prepayable in full without premium or penalty (other than ordinary course breakage costs), other than (i) revolving loans under any existing Company revolving credit facilities; or (ii) performance bonds, letters of credit or hedging arrangements entered into in the ordinary course of business;
(i)          Capital Expenditures.  Make capital expenditures that exceed, individually or in the aggregate, (x) the amount of capital expenditures contemplated by the capital expenditure information previously made available to Parent as set forth in Section 5.1 of the Company Disclosure Letter, plus (y) $500,000;
(j)          Material Contracts.  (i) Enter into any Material Contract (including by amendment of any Contract that is not a Material Contract such that such Contract becomes a Material Contract), other than in the ordinary course of business, (ii)

terminate, renew, extend or amend in any material respect any Material Contract or waive any material right thereunder, other than in the ordinary course of business, or (iii) enter into any Contract under which the Company or the applicable Subsidiary grants to a third party any exclusive license with respect to any Owned Intellectual Property that contains a minimum guaranteed royalty obligation (or other comparable payment guarantee) of more than $250,000 in royalties or other fees for any fiscal year subsequent to the fiscal year ended February 3, 2018;
(k)          Dissolution.  Adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization;
(l)          Accounting.  Change its material accounting policies or procedures, other than as required by GAAP or applicable Law;
(m)          Legal Actions.  Subject to Section 5.15, waive, release, assign, settle or compromise any material Legal Action, other than (i) in the ordinary course of business in an amount not to exceed $250,000 (net of any amount covered by insurance) and/or (ii) if the loss resulting from such waiver, release, assignment settlement or compromise is reasonably expected to be reimbursed to the Company or any of its Subsidiaries by an insurance policy (subject to any deductible or retention);
(n)          Taxes.  Except as otherwise required by applicable Law, make, revoke or change any material Tax election other than consistent with past practice, file any material amended Tax Return, adopt or change any material method of Tax accounting, change any Tax accounting period, settle or surrender any material Tax claim relating to the Company or any of its Subsidiaries or surrender a right to a material Tax refund, or, except in connection with the matter set forth, and to the extent provided, in Section 3.18(d) of the Company Disclosure Letter, enter into any closing agreement or similar agreement with any Governmental Authority in respect of Taxes;
(o)          Intellectual Property.  Sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any Lien (other than a Permitted Lien) on, any material Intellectual Property, other than in the ordinary course of business pursuant to non-exclusive licenses; or
(p)          Related Actions.  Authorize, commit or agree to do any of the foregoing.
Any action expressly permitted under any one clause of this Section 5.1 shall be permitted under all other clauses of this Section 5.1. Notwithstanding anything to the contrary herein, (x) any or all actions taken by, or omissions of, the Company, in an effort to satisfy or facilitate the Financing Contingencies will not constitute a breach of the Company’s obligations under this Section 5.1 (including for purposes of  Section 6.2(b) and Section 5.12(b)), and (y) any or all action taken by, or omission of, the Company in breach of this Section 5.1 at the direction of or with the consent of Oscar Feldenkreis, in his capacity as Chief Executive Officer of the Company, or which Oscar Feldenkreis, in his capacity as Chief Executive Officer of the Company, had prior or contemporaneous knowledge of or reasonably should have had prior or contemporaneous knowledge of, shall in each case be disregarded and not deemed to be a breach of Section 5.1 (including for purposes of Section 6.2(b) and Section 5.12(b)).
Nothing contained in this Agreement gives, or is intended to give, Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement gives, or is intended to give, the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.2          Conduct of Business of Parent.  Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) take or agree to take any action that would reasonably be expected to (a) delay or prevent the consummation of the transactions contemplated by this Agreement, (b) impose or cause any delay in the obtaining of, or increase the risk of not obtaining, any Governmental Authorization necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any waiting period under applicable Law, (c) result in any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (d) materially interfere with Parent’s ability to make available to the Paying Agent immediately prior to the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment by Parent and Merger Sub of the Merger Consideration, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation, and any related repayment or refinancing of any indebtedness of the Company or any of its Subsidiaries, and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement.
Section 5.3          Access to Information; Confidentiality.
(a)          The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior notice to the officers, employees, properties, auditors, authorized representatives, books and records of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent and its Representatives may reasonably request.  Nothing herein shall require the Company or any of its Subsidiaries to (A) grant access if the Company determines that such access would reasonably be expected to disrupt or impair the business or operations of the Company or any of its Subsidiaries or (B) disclose information to the extent such disclosure would, in the Company’s good faith opinion after consultation with legal counsel, (x) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (y) violate any applicable Law or any confidentiality obligation of such party.  In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.
(b)          Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the separate Confidentiality Agreements, dated March 15, 2018 (the “Confidentiality Agreements”), between each of George Feldenkreis and Fortress Investment Group, LLC, on the one hand, and the Company, on the other hand, with respect to the information disclosed under this Section 5.3; provided, that notwithstanding the terms of the Confidentiality Agreements, Parent may provide such information to potential sources of capital, including the Financing Sources, and to rating agencies and prospective lenders and investors during syndication of the Debt Financing (including any alternative financing) subject to customary confidentiality arrangements that have been approved in advance by the Company (such approval not to be unreasonably withheld, conditioned or delayed).
(c)          Nothing contained in this Agreement shall give Parent or its Affiliates, directly or indirectly, rights to conduct or cause to be conducted any environmental investigation of the current or former operations or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company in its sole discretion.
Section 5.4          No Solicitation.
(a)          From the date of this Agreement until the earlier of the date the Requisite Company Vote has been obtained or the termination of this Agreement pursuant to Article VII hereof, and except as expressly permitted by the other provisions of this Section 5.4, the Company shall not, and the Company shall cause any of its Subsidiaries not to, and the Company shall use its reasonable best efforts to cause its Representatives acting on its behalf not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing material non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into or participate in any discussions or negotiations with any Person regarding a Takeover Proposal (other than to state that the Company is not permitted to have discussions or negotiations) or (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any Contract with respect to, a Takeover Proposal (other than an Acceptable Confidentiality Agreement). The Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Person conducted prior to the date of this Agreement by the Company or any of its Subsidiaries or any of their respective Representatives with respect to any Takeover Proposal. Without limiting the foregoing, it is agreed that if any Representative of the Company or any of its Subsidiaries, acting on their behalf, takes any action that would constitute a breach of this Section 5.4, such action shall constitute a breach of this Section 5.4 by the Company.

(b)          Notwithstanding Section 5.4(a), following the receipt by the Company of a Takeover Proposal until the date the Requisite Company Vote has been obtained, (i) the Special Committee and the Company Board shall be permitted to participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal and (ii) with respect to a written, bona fide Takeover Proposal that did not result from any breach in any material respect of any of the provisions set forth in this Section 5.4, if the Special Committee or the Company Board determines in good faith, (A) after consultation with the Company’s outside legal and financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would reasonably be expected to be inconsistent with its fiduciary duties, then the Company may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been provided to Parent or is provided to Parent promptly after being provided to such Person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.  Notwithstanding anything to the contrary in this Agreement, the Special Committee and the Company Board shall be permitted, to the extent it determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, to modify, waive, amend or release any existing standstill obligations owed by any Person to the Company or any of its Subsidiaries.
(c)          From and after the date of this Agreement, (i) the Company shall advise Parent orally and in writing of the receipt of any Takeover Proposal, specifying the material terms and conditions thereof and the identity of the party making such Takeover Proposal, and (ii) the Company shall keep Parent reasonably informed on a current basis with respect to the status and material terms of any such Takeover Proposal and shall promptly notify the Company of any material modifications to the financial or other material terms and conditions of such Takeover Proposal, in each case within one Business Day after (but not including) the date of the Company’s receipt thereof.
(d)          Except as set forth in Section 5.4(e) and Section 5.4(f), the Company Board and the Special Committee shall not (i) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent, or publicly propose to do so, (ii) approve, endorse or recommend a Takeover Proposal or publicly propose to do so or (iii) approve, recommend or allow the Company to enter into a Contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement).
(e)          Notwithstanding Section 5.4(d), the Special Committee or the Company Board may, at any time before obtaining the Requisite Company Vote and in response to a Superior Proposal received by the Special Committee or the Company Board after the date of this Agreement, if the Special Committee or the Company Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to withdraw, modify or amend the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to stockholders under applicable Law, withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent or terminate this Agreement to enter into a Contract with respect to such Superior Proposal, but only if:
(i)	the Company shall have complied in all material respects with its obligations under this Section 5.4;
(ii)
the Company shall have first provided prior written notice to Parent that it is prepared to terminate this Agreement to enter into a Contract with respect to such Superior Proposal, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal and the identity of the party making such Superior Proposal, and to the extent provided to the Company, a copy of any material Contract evidencing or relating to the Superior Proposal; and

(iii)
Parent does not make, within four Business Days after the receipt of such notice (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new two Business Day period), a proposal that the Special Committee or the Company Board determines in good faith, after consultation with its financial advisor, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal; provided, that the Company (acting through the Special Committee) shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such period with respect to such proposal to make such adjustments in the terms and conditions of this Agreement so that the Superior Proposal described in such notice ceases to constitute a Superior Proposal.

(f)          Notwithstanding anything to the contrary in this Agreement, at any time before obtaining the Requisite Company Vote, if any event, fact, development, circumstance or occurrence (but specifically excluding any Takeover Proposal or Superior Proposal) that improves the business, assets, operations or prospects of the Company or its Subsidiaries (or that fundamentally impairs Parent’s ability to consummate the Merger on the terms set forth herein) that was not known (and, other than with respect to Parent, should not reasonably have been known) to the Special Committee and the Company Board (other than George Feldenkreis and Oscar Feldenkreis) as of the date hereof, becomes known to the Special Committee and the Company Board (other than George Feldenkreis and Oscar Feldenkreis) after the date of this Agreement (an “Intervening Event”) and the Special Committee or the Company

Board has concluded in good faith, following consultation with its outside legal counsel, that its failure to withdraw, modify or amend the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties to stockholders under applicable Law, then the Company Board may withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent but only if:
(i)
the Company shall have first provided prior written notice to Parent that the Special Committee or the Company Board intends to withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent, which notice shall include a description in reasonable detail of the Intervening Event and the Company Board’s reasons for taking such action; and

(ii)
Parent does not, within four Business Days after the receipt of such notice, propose revisions to the terms and conditions of this Agreement in response to such Intervening Event that the Special Committee or the Company Board determines, after consultation with its outside legal counsel and financial advisors, obviate the need for the Special Committee or the Company Board to withdraw, modify or amend the Company Board Recommendation, and the Company (acting through the Special Committee) shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such period with respect to such proposed revisions.

(g)          Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Special Committee or the Company Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law; provided, that this Section 5.4(g) shall not be deemed to permit the Company Board to (or the Special Committee to recommend that the Company Board) change, withdraw, modify or amend the Company Board Recommendation except to the extent permitted by Sections 5.4(e) – (f). For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law) constitute a change, withdrawal, modification or amendment of the Company Board Recommendation under this Agreement.

Section 5.5          Company Proxy Statement; Schedule 13E-3; Company Stockholders Meeting.
(a)          As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Company Proxy Statement and the Company and Parent shall jointly prepare and file with the SEC the Schedule 13E-3.  The Company shall use reasonable best efforts as promptly as reasonably practicable (and after consultation with Parent) to respond to any comments or requests for additional information made by the SEC with respect to the Company Proxy Statement and the Company and Parent shall use reasonable best efforts as promptly as reasonably practicable to jointly respond to any comments or requests for additional information made by the SEC with respect to the Schedule 13E-3.  The Company will use reasonable best efforts to cause the Company Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after confirmation from the SEC that it has no further comments on the Company Proxy Statement and the Schedule 13E-3 (or that the Company Proxy Statement and Schedule 13E-3 is otherwise not to be reviewed by the SEC).  Parent and Merger Sub shall cooperate with the Company in the preparation of the Company Proxy Statement and the Schedule 13E-3.  Without limiting the generality of the foregoing, (i) each of Parent and Merger Sub will furnish to the Company the information relating to it and its Affiliates required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Company Proxy Statement, that is customarily included in proxy statements or Rule 13E-3 transaction statements on Schedule 13E-3 prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by the Company, and (ii) prior to the filing with the SEC or the mailing to the Company’s stockholders of the Company Proxy Statement or the filing with the SEC of the Schedule 13E-3, the Company shall provide Parent with a reasonable opportunity to review and comment on, and the Company shall reasonably consider all comments reasonably proposed by Parent with respect to, the Company Proxy Statement and the Schedule 13E-3.  The Company shall promptly (A) notify Parent upon the receipt of any such comments or requests and (B) provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Company Proxy Statement or the Schedule 13E-3.
(b)          The Company agrees that none of the information included or incorporated by reference in the Company Proxy Statement or the Schedule 13E-3 will, at the date it is first mailed to the stockholders of the Company or filed with the SEC, as applicable, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub in connection with the preparation of the Company Proxy Statement or the Schedule 13E-3 for inclusion or incorporation by reference therein. The Company agrees that the Company Proxy Statement and the

Schedule 13E-3 will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.
(c)          Parent and Merger Sub hereby covenant and agree that none of the information supplied by or on behalf of Parent or Merger Sub or any Affiliate of Parent or Merger Sub for inclusion or incorporation by reference in the Company Proxy Statement or the Schedule 13E-3 shall, at the date it is first mailed to the stockholders of the Company or filed with the SEC, as applicable, or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that no representation or warranty is made by either Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any Affiliate of the Company in connection with the preparation of the Company Proxy Statement or the Schedule 13E-3 for inclusion or incorporation by reference therein.
(d)          The Company Proxy Statement shall include the Company Board Recommendation unless the Company Board has withdrawn, modified or amended the Company Board Recommendation in accordance with Section 5.4.
(e)          Following the clearance of the Company Proxy Statement and Schedule 13E-3 by the SEC, the Company shall call and hold the Company Stockholders Meeting as promptly as reasonably practicable following the date of this Agreement for the purpose of obtaining the Requisite Company Vote.  Subject to Section 5.4, the Company shall use its reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement; provided, that the Company may postpone, recess or adjourn the Company Stockholders Meeting:  (i) with the consent of Parent, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary or advisable under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting (iv) to allow additional solicitation of votes in order to obtain the Requisite Company Vote, or (v) if the Company has provided a written notice to Parent pursuant to Section 5.4(e)(ii) or Section 5.4(f)(i) and the latest deadline contemplated by Section 5.4(e) or 5.4(f) with respect to such notice, as the case may be, has not been reached.
Section 5.6          Employees; Benefit Plans.
(a)          For a period of one year following the Closing Date (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide to individuals who, immediately prior to the Effective Time, were employees of the Company or any of its Subsidiaries (each, an “Employee”) (i) a salary or hourly wage rate and short-term (annual or more frequent)

bonus or commission opportunity no less favorable than that provided to such Employee immediately prior to the Effective Time and (ii) other compensation and benefits (but not including equity and equity-based awards) that for such individual are substantially comparable in the aggregate to such compensation and benefits being provided to Employees immediately prior to the Effective Time.
(b)          Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, honor all Company Employee Benefits (including all severance and similar plans and agreements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company Employee Benefits and except as provided herein; provided, that nothing herein shall prevent the amendment or termination of any specific plan, program policy, agreement or arrangement, or interfere with Parent’s, the Surviving Corporation’s or any of their respective Affiliates’ rights or obligations to make such changes, in each case as are necessary to comply with applicable Law.  Notwithstanding the foregoing, for the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement in effect immediately prior to the Effective Time, Parent shall provide each Employee who suffers a termination of employment under circumstances that would have given the Employee a right to severance payments and benefits under the Company’s severance policy or individual employment, severance or separation agreement or other arrangement in effect immediately prior to the Effective Time (each, a “Company Severance Plan”) with severance payments and benefits no less favorable than those that would have been provided to such Employee under any Company Severance Plan.  Following the end of the Continuation Period, Parent shall be permitted to alter the duties and employment terms applicable to a given Employee solely to the extent permitted under the terms of any employment agreement with such Employee, as in effect immediately prior to the Effective Time.
(c)          As of and after the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, recognize, without duplication, credit for purposes or vesting, eligibility to participate and for calculating severance and vacation entitlements (which shall, for the avoidance of doubt, exclude benefit accruals under any qualified or non-qualified defined benefit pension plan) for each such Employee’s years of service with the Company and its Subsidiaries (and their predecessor entities) prior to the Effective Time (“Prior Service”) (to the extent the Company recognized such service for corresponding benefits) under any employee compensation, incentive and benefit (including vacation and severance) plans, programs, policies and arrangements maintained for the benefit of Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (each, a “Parent Plan”).  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall use reasonable best efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations (to the extent waived, satisfied or inapplicable under the corresponding plan maintained by the Company and its Subsidiaries immediately prior to the Effective Time) and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.
(d)          With respect to any accrued but unused vacation time to which any Employee is entitled pursuant to the vacation policy or individual agreement or other arrangement applicable to such Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, (i) allow such Employee to use such accrued vacation pursuant to the terms of Parent’s or the Surviving Corporation’s vacation policy, as in effect from time to time, and (ii) if any Employee’s employment terminates during the Continuation Period under circumstances entitling the Employee to severance pay under the Company Severance Plan, pay the Employee, in cash, an amount equal to the value of the accrued vacation time.
(e)          Without limiting Section 8.11, nothing in this Section 5.6, whether express or implied, shall: (i) confer upon any current or former employee of the Company, Parent, the Surviving Corporation or any of their respective Affiliates (including any Employee), any rights or remedies including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Section 5.6, or restrict the ability of Parent, Surviving Corporation or any of their respective Subsidiaries or Affiliates to terminate the employment or service of any Person; (ii) be construed to modify, amend or create any employee benefit plan of the Company, Parent, Surviving Corporation or any of their respective Affiliates, (iii) limit the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any benefit or compensation plan, program, agreement, Contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iv) create any third-party beneficiary rights or obligations in any Person (including any Employee) other than the parties to this Agreement.
Section 5.7          Directors’ and Officers’ Indemnification and Insurance.
(a)          For a period of six years following the Effective Time (provided, that such period shall be extended with respect to all unresolved claims for indemnification by any Indemnified Party as of the sixth anniversary of the Effective Time until such claims are finally resolved), Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries and the fiduciaries of any Company Employee Benefits (the “Indemnified Parties”) as provided in (i) the Organizational Documents of the Company, or (ii) agreements between an Indemnified Party and the Company or one of its Subsidiaries to survive the Merger and to continue in full force and effect for a period of not less than six years after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect on the date of this Agreement.

(b)          For a period of six years following the Effective Time (provided, that such period shall be extended with respect to all unresolved claims for indemnification by any Indemnified Party as of the sixth anniversary of the Effective Time until such claims are finally resolved), Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, or fiduciaries of Company Employee Benefits, whether asserted or claimed at, after or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise).  If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then Parent and the Surviving Corporation shall, jointly and severally, advance as incurred any costs or expenses (including reasonable legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to Parent’s or the Surviving Corporation’s, as applicable, receipt of an undertaking by or on behalf of such Indemnified Party, if required by the FBCA, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified.  In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action.
(c)          Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 250% of the renewal premium paid or payable by the Company in connection with its June 2018 renewal (such 250% amount being the “Maximum Premium”).  If Parent and the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium.  Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.7(c), before the Effective Time, the Company shall be entitled to purchase, and at the written request of Parent shall purchase, a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.7(c) and, if the Company purchases such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 5.7(c) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six years following the Effective Time.
(d)          The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.
(e)          In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.
Section 5.8          Reasonable Best Efforts.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable; provided, that, prior to the Effective Time, in no event shall the Company or its Subsidiaries be required to pay, or otherwise incur any Liability with respect to, any fees (except for customary fees to Governmental Authorities), penalties or other consideration to obtain any consent or approval required for the consummation of the transactions contemplated by this Agreement.  Notwithstanding the foregoing, the terms of this Section 5.8 shall not limit the rights of the Company set forth in Section 5.4.
Section 5.9          Consents; Filings; Further Action; Notices.
(a)          Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent and the Company shall, and Parent shall cause each of its Affiliates to, use its reasonable best efforts to promptly (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the transactions contemplated by this Agreement, (ii) make any other submissions either required or deemed appropriate by either Parent or the Company in connection with the transactions contemplated by this Agreement under the Securities Act, the Exchange Act, the HSR Act, any Foreign Competition Law, the FBCA, the Applicable Exchange rules and regulations and any other applicable Law and (iii) take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 5.9 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations, as applicable, under such Laws as soon as reasonably practicable.  Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing party and its advisors before filing.  No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.
(b)          As promptly as practicable after the date of this Agreement (and in any event within ten (10) Business Days) after the date of this Agreement, each of Parent and the Company shall file, and shall cause their respective Affiliates to file, and, unless so requested by the applicable Governmental Authority, not withdraw any notification and report forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice, as applicable, and shall, and shall cause their Affiliates to, promptly make any further filings pursuant thereto that may be necessary, proper or advisable.
(c)          Each of Parent and the Company shall, and shall cause their Affiliates to, promptly inform the other party upon receipt of any material or substantive communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement.  If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any Governmental Authority that is related to the transactions contemplated by this Agreement, then such party shall endeavor in good faith to make, or cause to be made, to the extent practicable and after consultation with the other party, an appropriate response to such request.  No party shall, or shall permit any of its Affiliates to, participate in any meeting or engage in any material or substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate.  Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent or any of its Affiliates proposes to make or enter into with any Governmental Authority in connection with the transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Affiliates to, use its reasonable best efforts to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition or trade regulatory Law as promptly as practicable.
(d)          Notwithstanding anything to the contrary in this Agreement, Parent shall take, and shall cause its Affiliates to take (and, notwithstanding anything to the contrary in this Agreement, including Section 5.1 and Section 5.4, the Company and its Affiliates shall be permitted to take, without affecting any representation, warranty, covenant or condition in this Agreement), all action necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any Order which would otherwise have the effect of preventing impairing or delaying the Closing, including (i) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property or businesses (including, after the Effective Time, the Surviving Corporation or any of its

Subsidiaries), (ii) terminating, amending or assigning existing relationships or contractual rights and obligations, (iii) changing or modifying any course of conduct regarding future operations, (iv) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein and (v) committing to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv) (all of the foregoing a “Divestiture Action”).  Notwithstanding the foregoing, neither Parent nor its Affiliates shall be required to, and the Company and its Subsidiaries shall not, without the prior written consent of Parent, take or agree to take or commit to take any Divestiture Action with respect to any assets (whether tangible or intangible) that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect (with references to the Company in the definition thereof also being deemed to be references to Parent for purposes of this Section).  For the avoidance of doubt, Parent shall not require the Company or its Subsidiaries to, and the Company and its Subsidiaries shall not be required to, take any action with respect to any Order or any applicable Law which would bind the Company or its Subsidiaries prior to the Effective Time or in the event the Merger does not occur.
Section 5.10          Public Announcements.  The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be reasonably agreed upon by the Company and Parent.  Following such initial press release, except as provided for in this Agreement, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement.  Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements, in which case that party shall use its reasonable best efforts to consult with the other party before issuing any such release or making any such public statement; provided, that each party may, without complying with the foregoing obligations, make any public statement regarding the transactions contemplated by this Agreement in response to questions from the press, analysts, investors or those attending industry conferences, and may make internal announcements to employees, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 5.10 and do not reveal material non-public information regarding this Agreement or the transactions contemplated by this Agreement; provided, further, that Parent’s consent shall not be required, and the Company shall not be required to consult with Parent in connection with, or provide Parent an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal or with respect to any actions contemplated by Section 5.4(e), Section 5.4(f) or Section 5.4(g).  Notwithstanding the foregoing, without the prior consent of the other parties, (a) the Company may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable Law, (b) may disseminate the information included in a press release or other document previously approved for external distribution by Parent and (c) this Section 5.10 shall not apply to any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement.

Section 5.11          Fees, Expenses and Conveyance Taxes.  Except as explicitly provided otherwise in this Agreement, whether or not the Merger is consummated, all fees, costs and expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses; except that (i) the filing fees for any filings made under the HSR Act or any Foreign Competition Law shall be paid by Parent, and (ii) all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to Tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated hereby (“Conveyance Taxes”), shall be paid by Parent, and Parent shall file all Tax Returns related thereto, regardless of who may be liable therefor under applicable Law.
Section 5.12          Financing Efforts.
(a)          Each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, use its reasonable best efforts to obtain the Financing as soon as reasonably practicable on the terms and conditions contained in the Financing Commitments (reflecting flex provisions to the extent exercised) and to consummate the Rollover Investment pursuant to the Rollover Letters in accordance with the terms thereof, including using its reasonable best efforts to (i) comply with its obligations under the Financing Commitments and the Rollover Letters, (ii) negotiate and enter into definitive agreements with respect to the Financing Commitments on terms and conditions (reflecting flex provisions to the extent exercised) no less favorable to Parent and Merger Sub than those contained in the respective Financing Commitments or on terms and conditions  otherwise acceptable to Parent that would not (A) reduce the aggregate amount of the Financing unless the Rollover Investment is increased by a corresponding amount or (B) impose new or additional conditions precedent to, or delay, the receipt of the Financing, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub contained in the Financing Commitments (including definitive agreements related thereto) and the Rollover Letters, including the payment of any commitment, engagement or placement fees required as a condition to the Financing, and (iv) consummate the Financing and the Rollover Investment at or prior to the Closing Date (it being understood that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Parent or Merger Sub to obtain the Financing, the Rollover Investment or any alternative financing).  Notwithstanding anything to the contrary in the immediately preceding sentence, each of Parent and Merger Sub shall, and shall cause each of its Affiliates to, take all actions reasonably necessary to (i) maintain in effect each Financing Commitment and each Rollover Letter (it being understood that the Financing Commitments and the Rollover Letters may be replaced or amended as provided below) and (ii) enforce all of its rights under each Financing Commitment (or any definitive agreements relating thereto) and each Rollover Letter.  Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing (including providing the Company with copies of material draft and definitive agreements and other material documents related to the Financing) and the Rollover

Investment.  Parent and Merger Sub shall give the Company notice as promptly as reasonably practicable after obtaining Knowledge thereof (x) of any material breach or default by any party to any of the Financing Commitments, any Rollover Letter or definitive agreements related to the Financing of which Parent or Merger Sub becomes aware, (y) of the receipt of any (A) written notice or (B) other communication, in each case from any Person with respect to (1) any actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitments, any Rollover Letter or definitive agreements related to the Financing of any provisions of any Financing Commitment, any Rollover Letter or definitive agreements related to the Financing or (2) material dispute or disagreement between or among the parties to any of the Financing Commitments, any Rollover Letter or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing or to consummate the Rollover Investment or the amount of shares of Common Stock to be contributed prior to Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing or the Rollover Investment on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments, any Rollover Letter or definitive agreements related the Financing.  As soon as reasonably practicable and in any event within three Business Days, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (x), (y) or (z) of the immediately preceding sentence.  Parent shall not, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding contained in any Financing Commitment (including definitive agreements related thereto) or to the making of the Rollover Investment contained in any Rollover Letter, or any other provision of, or remedies under, any Financing Commitment (including definitive agreements related thereto) or any Rollover Letter, the effect of which (I) reduces (or could have the effect of reducing) the amount of aggregate cash proceeds available from the Financing (including by increasing the amount of fees to be paid or original issue discount other than as a result of the exercise of any related “market flex” provisions set forth in a fee letter) unless there is a corresponding increase in the Rollover Investment, (II) imposes, or could reasonably be expected to impose, new or additional conditions or contingencies to the receipt of the Financing or otherwise expands, amends or modifies any other material provision of any Financing Commitment, (III) would delay, prevent or adversely impact, or, individually or in the aggregate, would reasonably be expected to have the effect of delaying, preventing or adversely impacting, in each case, in any material respect, the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, or (IV) would prevent or adversely impact or delay, or, individually or in the aggregate, would reasonably be expected to have the effect of preventing, adversely impacting, or delaying, in each case, in any material respect the ability of Parent to timely consummate the transactions contemplated by this Agreement on the Closing Date; provided, however, that, notwithstanding the foregoing, Parent may modify, supplement or amend the Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents, other agents or similar entities that have not executed the Financing Commitments as of the date hereof or to increase the amount of funds available thereunder, and Parent or Merger Sub shall promptly deliver to the Company copies of any such amendment, modification, supplement, restatement or replacement. In the event all conditions applicable to a Financing Commitment and/or a Rollover Letter have been satisfied, Parent shall use its reasonable best efforts to cause the Lenders and the Rollover Investors to fund the Financing and make the Rollover Investment, as applicable, required to consummate the transactions contemplated by this Agreement as soon as reasonably practicable.  In the event that any portion of the Financing becomes unavailable and such portion is not otherwise available under the Debt Financing or Rollover Investment, as applicable, Parent shall notify the Company and use its reasonable best efforts to arrange alternative financing from the same or other sources of financing on terms and conditions (including the economic terms, covenants, flex provisions and funding conditions) not less favorable to Parent and Merger Sub, taken as a whole, than those contained in the Financing Commitments as of the date hereof (taking into account the flex provisions) (the “Alternate Terms and Conditions”), in an amount sufficient to enable Parent to consummate the transactions contemplated by this Agreement on the Alternate Terms and Conditions.
(b)          The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, at Parent’s sole cost and expense, use reasonable best efforts to provide all reasonable cooperation requested by Parent, Merger Sub, any Financing Sources and their respective authorized Representatives in connection with the Financing (which, for purposes of this Section 5.12(b) shall include any alternative financing), including:
(i)
using reasonable best efforts to participate in, and causing the Company’s management team, with appropriate seniority and expertise, including senior officers, to participate in, including the preparation for, a reasonable number of meetings, conference calls, road show, investor and similar presentations, lender presentations, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the Financing on reasonable advance notice, including direct contact between such management and representatives of the Company and its Subsidiaries, on the one hand, and the Financing Sources, potential lenders and investors for the Financing, on the other hand;

(ii)
using reasonable best efforts to provide to Parent, Merger Sub and the Financing Sources from time to time all information and disclosures regarding the Company and its Subsidiaries reasonably requested by the Financing Sources;

(iii)	using reasonable best efforts to execute and deliver customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations);
(iv)
using reasonable best efforts to assist with the preparation of appropriate and customary materials for rating agency presentations, bank information memoranda, offering and syndication documents, business projections and other marketing documents customarily required or reasonably requested by the Financing Sources in connection with the Financing;

(v)
furnishing no later than fifteen (15) Business Days prior to Closing all documentation and other information that is reasonably requested no later than twenty (20) Business Days prior to Closing and required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, relating to the Company and its Subsidiaries;

(vi)	using reasonable best efforts to assist Parent in obtaining corporate, credit, facility and securities ratings from rating agencies;
(vii)	using reasonable best efforts to facilitate the pledging of collateral;
(viii)
using reasonable best efforts to take corporate actions reasonably necessary or advisable to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Company by the Company and its Subsidiaries immediately following the Effective Time;

(ix)
using reasonable best efforts to cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable and not unreasonably interfering with the business of the Company, including by granting the Financing Sources access as provided in Section 5.3(a), subject to the limitations on, and requirements with respect to, disclosure and access set forth in the second sentence of Section 5.3(a), Section 5.3(b) and Section 5.3(c);

(x)
using reasonable best efforts to arrange for customary payoff instruction letters, lien terminations and instruments of discharge (including UCC termination statements, releases of security interests in intellectual property and mortgage releases) to be delivered at or prior to Closing relating to all indebtedness to be paid off, discharged and terminated on the Closing Date;
(xi)	using reasonable best efforts to ensure that any syndication efforts with respect to the Financing benefit from the existing lending and investment banking relationships of the Company;
(xii)
using reasonable best efforts to cooperate with consultants or other suitable professional advisors engaged to undertake field examinations and appraisals for purposes of the Financing, including furnishing information to such Persons in respect of accounts receivable, inventory and other applicable assets and providing customary consent and release letters in respect of the resulting reports or in respect of field examinations and appraisals done in connection with the Company’s existing ABL credit agreement; and

(xiii)
using reasonable best efforts to assist in the preparation and negotiation of, and executing and delivering, one or more credit agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources (including landlord waivers, and other third party agreements, hedging arrangements, customary officer’s and other closing certificates and back-up therefor and a solvency certificate of the chief financial officer of the Company in the form contemplated by the Financing Commitments); provided, that (A) the Company shall not be required to become subject to any obligations or Liabilities with respect to any agreements or documents under this clause (xii) prior to the Closing and (B) nothing shall obligate the Company to provide a solvency certificate or the like, any legal opinion or other opinion of counsel, or any information that would, after consultation with legal counsel, reasonably be expected to violate any obligations of confidentiality or result in a violation of Law or loss of any privilege; provided, further, the Company and its Subsidiaries shall not be required under this Section 5.12 to deliver any corporate (or similar) authorization or approval of the execution of the Financing (or any alternative financing), in each case, that would be effective prior to the Effective Time and no officers or directors of the Company that will not be continuing following the Merger (including for the avoidance of doubt any non-employee directors of the

Company who tender resignations effective as of the Effective Time) shall be required to execute or enter into or perform any agreement with respect to the Financing (including providing any corporate (or similar) authorization or approval in connection therewith).

Any information provided to Parent or Merger Sub pursuant to this Section 5.12(b) shall be subject to the Confidentiality Agreements.  Parent shall, on demand, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company and its Subsidiaries in connection with such cooperation. The Company and its Representatives shall be given a reasonable opportunity to review and comment on any materials that are to be presented during any meetings conducted in connection with the Financing, and Parent shall give due consideration to any such comments proposed by the Company and its Representatives.  The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to, and is not reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company, its Subsidiaries and its or their respective marks. Notwithstanding anything to the contrary, the condition set forth in Section 6.2(b) of this Agreement, as it applies to the Company’s obligations under this Section 5.12(b), shall be deemed satisfied if the Company’s material breach hereof was not the primary cause of the failure of funding under the Financing Commitments (provided that any or all action taken by, or omission of, the Company in breach of this Section 5.12(b) at the direction of or with the consent of Oscar Feldenkreis, in his capacity as Chief Executive Officer of the Company, or which Oscar Feldenkreis, in his capacity as Chief Executive Officer of the Company, had prior or contemporaneous knowledge of or reasonably should have had prior or contemporaneous knowledge of, shall in each case be disregarded and not deemed to be a breach of this Section 5.12(b) (including for purposes of Section 6.2(b))). Parent and Merger Sub acknowledge and agree that the Company and its Affiliates and their respective Representatives shall not have any responsibility for, or incur any Liability to any Person under or in connection with, the arrangement of the Financing or any alternative financing that Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement except arising from the actual and intentional fraud, willful misconduct or intentional misrepresentation of the Company, any of its Subsidiaries or any of their respective Representatives, and Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and its and their respective Representatives from and against any and all Damages suffered or incurred by any of them in connection with the arrangement of the Financing or any alternative financing, except to the extent such Damages arose out of or resulted from the actual and intentional fraud, willful misconduct or intentional misrepresentation of the Company, any of its Subsidiaries or any of their respective Representatives.
(c)          In no event shall Parent or Merger Sub enter into any exclusivity, lock-up or other similar agreement, arrangement or understanding with any bank or investment bank or other potential provider of debt or equity financing that could reasonably be expected to prevent such provider from providing or seeking to provide such financing to any third party in connection with a transaction relating to the Company or its Subsidiaries (including a Takeover Proposal), in connection with the Merger or the other transactions contemplated by this Agreement.
Section 5.13          Section 16b‑3.  Prior to the Effective Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.14          Agreements with Principal Stockholders.  From and after the date hereof until the Requisite Company Vote is obtained, in no event shall Parent or Merger Sub or any of their respective Affiliates, on the one hand, enter into any Contract with any of the Principal Stockholders or any of their respective Affiliates, on the other hand, relating to the transactions contemplated by this Agreement or the business, operations or other interests of the Company and its Subsidiaries after the Effective Time, unless such Contract shall terminate, by its terms, upon the termination of this Agreement without payment or penalty or any further obligations.  In addition, from and after the date hereof until the Requisite Company Vote is obtained, in no event shall Parent amend, or waive any requirement under, the Voting Agreement or any Rollover Letter, in each case, without the prior written consent of the Company.
Section 5.15          Transaction Litigation.  Prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall control the defense of any Legal Action (including any class action or derivative litigation) relating directly or indirectly to this Agreement or transactions contemplated by this Agreement, including disclosures made under securities laws and regulations related thereto (“Transaction Litigation”); provided, however, that the Company shall, as promptly as reasonably practicable after obtaining Knowledge thereof, notify Parent in writing of, and shall (i) give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any Transaction Litigation (and the Company shall in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Transaction Litigation and (ii) if Parent does not exercise such right to participate (subject to the Company’s control right), keep Parent reasonably and promptly informed with respect to the status of such Transaction Litigation.  Except as permitted on Section 5.15 of the Company Disclosure Letter, no compromise or settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 5.16          Applicable Exchange De-listing.  The Surviving Corporation shall cause the Common Stock to be de-listed from the Applicable Exchange and de‑registered under the Exchange Act at or as soon as practicable following the Effective Time.

ARTICLE VI

CONDITIONS
Section 6.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to this Agreement to effect the Merger and the other transactions contemplated hereby is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:
(a)          Company Stockholder Approval.  This Agreement shall have been duly adopted by the Requisite Company Vote in accordance with the FBCA and the Organizational Documents of the Company at a duly called Company Stockholders Meeting.
(b)          Antitrust.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
(c)          No Orders.  No Governmental Authority shall have issued any Order that enjoins or otherwise prohibits consummation of the Merger.
Section 6.2          Conditions to Obligations of Parent and Merger Sub.  The obligations of each of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction or waiver by Parent on or before the Closing Date of the following conditions:
(a)          Representations and Warranties.  The representations and warranties of the Company set forth in (i) Article III of this Agreement (other than those contained in Section 3.1 (the first sentence thereof), Section 3.3, Section 3.4, Section 3.7(a), Section 3.8(a), Section 3.9, Section 3.25 and Section 3.26) shall be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, at and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) Section 3.1 (the first sentence thereof), Section 3.3, Section 3.4, Section 3.7(a), Section 3.9, Section 3.25 and Section 3.26 shall be true and correct in all material respects at and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) Section 3.8(a) shall be true and correct in all but de minimis respects, other than as resulting from permitted exercises of existing outstanding equity awards set forth in Section 3.8(a) following the date of this Agreement, in each case, at and as of the Effective Time, as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date).

(b)          Performance of Obligations.  The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.
(c)          No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.
(d)          Officer’s Certificate.  Parent shall have received a certificate, signed by either the Chief Executive Officer or Chief Financial Officer of the Company, certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).
Section 6.3          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger and the other transactions contemplated hereby is also subject to the satisfaction or waiver by the Company on or before the Closing Date of the following conditions:
(a)          Representations and Warranties.  The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects, without regard to any “materiality” or “Parent Material Adverse Effect” qualifications contained in them, at and as of the Effective Time as though made at and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of representations and warranties to be true and correct in all respects would not individually or in the aggregate have a Parent Material Adverse Effect.
(b)          Performance of Obligations.  Each of Parent and Merger Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement at or before the Closing Date.
(c)          Officer’s Certificate.  The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).
Section 6.4          Frustration of Closing Conditions.  Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger and the other transactions contemplated hereby, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.8, Section 5.9 and Section 5.12, materially contributed to the failure of such condition to be satisfied.

ARTICLE VII

TERMINATION; TERMINATION FEES AND EXPENSES
Section 7.1          Termination by Mutual Consent.  This Agreement may be terminated at any time before the Effective Time by mutual written consent of Parent and the Company (but with respect to the Company, only pursuant to a resolution adopted by the Special Committee).
Section 7.2          Termination by Either Parent or the Company.  This Agreement may be terminated by either Parent or the Company (only pursuant to a resolution adopted by the Special Committee) at any time before the Effective Time:
(a)          whether before or after obtaining the Requisite Company Vote, if the Merger has not been consummated by December 14, 2018 (the “Termination Date”). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of any representation, warranty, covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure to consummate the Merger by such date;
(b)          if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the Requisite Company Vote is not obtained upon a vote taken thereof (or adjournment, postponement or recess thereof); or
(c)          whether before or after obtaining the Requisite Company Vote, if any Governmental Authority having jurisdiction over any party hereto shall have issued any Order that permanently enjoins or otherwise permanently prohibits consummation of the Merger and such Order is or shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.2(c) shall have used reasonable best efforts to challenge such Order and cause such Order to be withdrawn, rescinded, terminated, cancelled or otherwise nullified.
Section 7.3          Termination by Parent.  This Agreement may be terminated by Parent at any time before the Effective Time:
(a)          prior to the Requisite Company Vote, if the Company Board or the Special Committee withdraws, modifies or amends the Company Board Recommendation (or the Special Committee recommends that the Company Board take any such action) in any manner adverse to Parent or the Company Board or the Special Committee publicly proposes to do so;
(b)          prior to the Requisite Company Vote, if (i) the Company Board or the Special Committee approves, endorses or recommends a Takeover Proposal or publicly proposes to do so or (ii) a tender offer or exchange offer that if consummated would result in any Person(s) beneficially owning 20% or more of any class of equity securities of the Company then outstanding is commenced and the Company Board or Special Committee recommends in favor of, or within ten (10) Business Days after the commencement thereof the Company Board fails to recommend against, such tender offer or exchange offer by its stockholders or the Company Board or the Special Committee publicly proposes to do so; or
(c)          if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b) and (ii) (A) is not capable of being cured prior to the Termination Date or (B) has not been cured by the Company within twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent, but only so long as neither Parent nor Merger Sub are then in breach of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b).
Section 7.4          Termination by the Company.  This Agreement may be terminated by the Company (only pursuant to a resolution adopted by the Special Committee) at any time before the Effective Time:
(a)          pursuant to and in accordance with the terms and conditions of Section 5.4(e);
(b)          if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 6.3(a) or Section 6.3(b) and (ii) (A) is not capable of being cured prior to the Termination Date or (B) has not been cured by Parent within twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 6.2(a) or Section 6.2(b); or
(c)          if (i) all of the conditions to the Closing set forth in Section 6.1 and Section 6.2 have been satisfied or waived (other than any condition the failure of which to be satisfied is attributable to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement and other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied), (ii) the Company confirmed to Parent in writing that all conditions set forth in Section 6.3 have been satisfied (or that it is willing to waive (to the extent permitted by Law) any unsatisfied conditions set forth in Section 6.3) and that it stands and will stand ready, willing and able to consummate the Merger and (iii) Parent and Merger Sub have failed to consummate the Closing by the earlier of (x) the date that is five Business Days after receipt of such confirmation by the Company and (y) the Termination Date.
Section 7.5          Manner and Effect of Termination.  Any party terminating this Agreement pursuant to any of Section 7.2, Section 7.3 or Section 7.4 shall give written notice of such termination to the other party in accordance with this Agreement, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected.  If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no Liability on the part of any party to this Agreement (or any Parent Related Party or Company Related Party) other than as provided in Section 7.6; provided, that notwithstanding anything to the contrary contained in this Agreement, the provisions of Section 5.3(b), Section 5.10, Section 5.11, the final sentence of Section 5.12(b), this Section 7.5, Section 7.6, Article VIII, the Limited Guarantee, the Pledge and Security Agreement and the Confidentiality Agreements shall survive any termination of this Agreement.
Section 7.6          Fees and Expenses Following Termination.
(a)          Except as set forth in Section 5.12(b) or this Section 7.6, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid in accordance with the provisions of Section 5.11.
(b)          The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to the Company Termination Fee:
(i)	if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made concurrently with such termination;
(ii)	if this Agreement is terminated by Parent pursuant to Section 7.3(a) or Section 7.3(b) in which case payment shall be made within five Business Days following such termination; or
(iii)
if (A) a Takeover Proposal shall have been publicly made or publicly proposed to the Company or otherwise publicly announced (or, in the case of a termination pursuant to (x) Section 7.2(a) and Parent would have been entitled to terminate the Agreement pursuant to Section 7.3(a) or Section 7.3(b) or (y) Section 7.3(c), in each case, otherwise communicated to the Company), in each case following the date hereof and, (I) prior to the date of the Company Stockholders Meeting (in the case of a termination under Section 7.2(b)) and not subsequently withdrawn or (II) prior to the action or event giving rise to the termination of this Agreement (in the case of a termination under (x) Section 7.2(a) and Parent would have been entitled to terminate the Agreement pursuant to Section 7.3(a) or Section 7.3(b) or (y) Section 7.3(c)) and not subsequently withdrawn, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(b), Section 7.3(c), or Section 7.2(a) and Parent would have been entitled to terminate the Agreement pursuant to Section 7.3(a) or Section 7.3(b), in each case as applicable, and (C) (x) within twelve months following the date of such termination, the Company or any of its Subsidiaries consummates a Takeover Proposal referred to in the foregoing clause (A) or enters into a Contract providing for the implementation of such Takeover Proposal or (y) within nine months following the date of such termination, the Company or any of its Subsidiaries consummates any Takeover Proposal or enters into a Contract providing for the implementation of any Takeover Proposal, in which case payment shall be made within five Business Days following the earlier of the date on which the Company or any of its Subsidiaries consummates such Takeover Proposal and the date on which the Company or any of its Subsidiaries enters into a Contract therefor.  For purposes of the foregoing clause (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “more than 50%”.

(c)          For purposes of this Agreement, the “Company Termination Fee” means an amount in cash equal to $8,736,000.
(d)          Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $17,472,000 (such amount, the “Parent Termination Fee”) within five Business Days after termination if this Agreement is terminated by the Company pursuant to Section 7.4(b) or Section 7.4(c) or if this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a) and the Company would have been entitled to terminate this Agreement pursuant to Section 7.4(b) or Section 7.4(c) but for (A) such termination pursuant to Section 7.2(a) or (B) the fact that the expiration of the two-Business Day period described in Section 1.2 occurs after the Termination Date.
(e)          If the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, as applicable, in each case as required pursuant to this Section 7.6 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at a rate equal to the rate of interest publicly announced by JPMorgan Chase Bank, N.A., in the City of New York from time to time during such period, as such bank’s Prime Lending Rate.  In addition, if the Company or Parent, as applicable, fails to pay such fee when due, the Company or Parent, as applicable, shall also pay to the other party all of such party’s costs and expenses (including reasonable attorneys’ fees) in connection with all actions to collect such fee.
(f)          Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty.  Notwithstanding anything to the contrary in this Agreement, (A) Parent’s right to receive the Company Termination Fee pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its Affiliates, as applicable, against the Company Related Parties for (x) any Damages suffered as a result of the failure of the Merger to be consummated and (y) any other Damages suffered as a result of or under this Agreement and the transactions contemplated by this Agreement, and upon payment of the Company Termination Fee in accordance with this Section 7.6, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement; provided, that the foregoing shall not impair the rights of Parent, if any, to obtain injunctive relief pursuant to Section 8.15 prior to any termination of this Agreement and (B) the Company’s right to receive the Parent Termination Fee pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of the Company and its Affiliates, as applicable, against the Parent Related Parties for (i) any Damages suffered as a result of the failure of the Merger to be consummated and (ii) any other Damages suffered as a result of or under this Agreement and the transactions contemplated hereby, and upon payment of the Parent Termination Fee in accordance with this Section 7.6, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, that (1) the foregoing shall not impair the rights of the Company, if any, to obtain injunctive relief pursuant to Section 8.15 prior to any termination of this Agreement and (2) Parent and Merger Sub shall remain liable hereunder and the Guarantor and Pledgor shall remain liable under the Limited Guarantee and the Pledge and Security Agreement, respectively, for any expense reimbursement or indemnification obligations of Parent or Merger Sub pursuant to Section 5.11 and Section 5.12(b) and the applicable parties to the Confidentiality Agreements shall remain liable thereunder.  Notwithstanding anything in this Agreement or the Financing Commitments to the contrary, the Financing Sources shall have no liability or obligation to the Company or any of its Subsidiaries, Affiliates or Representatives relating to or arising out of this Agreement, the Financing Commitments or the Financing.
ARTICLE VIII

MISCELLANEOUS
Section 8.1          Certain Definitions.  For purposes of this Agreement:
(a)          “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, on terms no less favorable (except with respect to standstill provisions) in the aggregate to the Company than those contained in the Confidentiality Agreements.
(b)          “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided, that, (i) neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company and (ii) for purposes of this Agreement, the Company and its Subsidiaries shall not be deemed to be Affiliates of Parent and Merger Sub prior to the Closing.  For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
(c)          “Anticorruption Laws” means any and all applicable Laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, and Executive Orders imposing or regulations implementing economic sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control.
(d)          “Applicable Exchange” means the NASDAQ Global Select Market.
(e)          “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York time.
(f)          “Code” means the Internal Revenue Code of 1986.
(g)          “Common Stock” means the common stock, par value $0.01 per share, of the Company.
(h)          “Company Equity Plan” means, collectively, the 2005 Long-Term Incentive Compensation Plan and the 2015 Long Term Incentive Compensation Plan.
(i)          “Company Material Adverse Effect” means any fact, circumstance, change, event, development, occurrence or effect that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, assets or results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that the term “Company Material Adverse Effect” shall not include any such effect relating to or arising from (i) any national, international or any foreign or domestic regional economic, financial, social or political conditions (including changes therein), including the results of any primary or general elections, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes in legal or regulatory conditions, including changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the Company’s and its Subsidiaries’ industries in general or seasonal fluctuations in the business of the Company or any of its Subsidiaries, (vi) any change in the market price or trading volume of any securities or indebtedness of the Company or any of its Subsidiaries, any decrease of the ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of any of the foregoing may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (vii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (viii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (ix) compliance by the Company and its Subsidiaries with the terms of this Agreement, including the failure to take any action restricted by this Agreement, or any actions taken to the extent required by this Agreement (other than the conduct of the operations of the Company and its Subsidiaries in the ordinary course consistent with past practice pursuant to the first sentence of Section 5.1), (x) any actions taken, or not taken, with the written consent, waiver or at the written request of Parent, (xi) any matters solely to the extent of the facts, circumstances, changes, events, developments, occurrences or effects disclosed in Section 3.14 or item (c)(i) under Section 3.20 of the Company Disclosure Letter, (xii) the public announcement of this Agreement, the transactions contemplated by this Agreement and the identities of Parent, Merger Sub and their respective Affiliates, (xiii) the execution, announcement, performance or existence of this Agreement and the Voting Agreement and (xiv) any Legal Actions involving stockholders of the Company arising from or relating to this Agreement, the Voting Agreement or the transactions contemplated by this Agreement or the Voting Agreement, except, in the case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii), to the extent any such effect has a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the principal industries in which the Company and its Subsidiaries operate.
(j)          “Company Related Parties” means (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.
(k)          “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation,

promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).
(l)          “Enforceability Exceptions” means (i) any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability affecting creditors’ rights generally and (ii) general principles of equity.
(m)          “Financing Contingencies” means (i) the “Excess Availability” requirement described in clause (d) of Exhibit C of the Wells Commitment Letter; (ii) (x) the “Reorganization” as defined in the Wells Commitment Letter, and (y) the “Reorganization” as defined in the Fortress Commitment Letter; and (iii) the approval of the “Agent” and initial “Lenders” (in each case as defined in the Wells Commitment Letter or Fortress Commitment Letter, as applicable) under each of the Wells Commitment Letter and the Fortress Commitment Letter of the form and substance of (x) the intercompany license agreement relating to the intellectual property, and (y) the intercompany lease agreement relating to the leasing of property of the Company.
(n)          “Financing Sources” means any Person, other than Parent, Rollover Investors or any of their respective Affiliates, that commits to provide or otherwise enter into agreements in connection with the Debt Financing proposed to be provided to Parent or any of its Subsidiaries (including Merger Sub) in connection with the transactions contemplated hereby, including the Lenders, agents, bookrunners and arrangers of any Financing, together with their respective former, current and future holders of any equity, partnership or limited liability company interests, officers, employees, directors, consultants, Affiliates (including underwriters, placement agents and initial purchasers), affiliated (or commonly advised) funds, partners (general or limited), stockholders, managers, members, controlling parties, attorneys, agents advisors, accountants, agents and representatives and any successors or assigns of the foregoing, including any successors or assigns via joinder agreements or credit agreements relating thereto.
(o)          “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization (including any stock exchange) or (iii) any political subdivision of any of the foregoing.
(p)          “Hazardous Substances” means: (i) any substance that is listed, classified or regulated as hazardous, toxic or a pollutant or contaminant under any Environmental Law or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

(q)          “Intellectual Property” means all rights in and to intellectual property of any type or nature throughout the world, including: (i) trademarks, service marks, brand names, Internet domain names, logos, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) proprietary works of authorship, including works protected by copyright and proprietary industrial designs; (iii) patents and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues; (iv) proprietary data, confidential information, trade secrets and know-how; and (v) copyrights, whether registered or unregistered.
(r)          “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 8.1(r) of the Parent Disclosure Letter or Company Disclosure Letter, respectively.
(s)          “Law” means any law, statute, ordinance, code, regulation, rule, treaty, convention or other requirement of, or promulgated or enacted by, any Governmental Authority, and any Orders.
(t)          “Liens” means any mortgages, liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.
(u)          “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.
(v)          “Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.
(w)          “Owned Intellectual Property” means all Intellectual Property owned by either the Company or any of its Subsidiaries that is registered or subject to a pending application for registration or issuance.
(x)          “Parent Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, would prevent or materially impair or delay the consummation of the Merger and the other transactions contemplated hereby or prevent or materially impair or delay the ability of Parent or Merger Sub to perform its obligations hereunder.
(y)          “Parent Related Parties” means (i) Parent, Merger Sub, the Guarantor, the Pledgor, the Rollover Investors and the Financing Sources, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent, Merger Sub, the Guarantor, the Pledgor, the Rollover Investors or the Financing Sources or (iii) any

future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.
(z)          “Permitted Lien” shall mean (i) any Lien for Taxes or other governmental charges which are not yet due or which are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or Liabilities that are reflected in the Company SEC Reports filed on or prior to the date hereof, (iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the Company and its Subsidiaries, including (A) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) rights of parties in possession, (v) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Liens disclosed on existing title insurance policies, title reports or existing surveys which have (together with all title exception documents) been delivered to Parent, (vii) materialmans’, mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP, (viii) in the case of leased or licensed real property, any Lien to which the fee or any other superior interest in the leased or licensed premises is subject, and any rights contained in the applicable lease, license or other occupancy agreement, (ix) licenses or other grants of rights to use of Intellectual Property and (x) other Liens that are not material to the Company or any of its Subsidiaries.
(aa)          “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.
(bb)          “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of Parent or the Company, as applicable, and their respective Affiliates; provided, however, that, for purposes of this Agreement, neither George Feldenkreis, Oscar Feldenkreis nor their family members or Affiliates will be deemed Representatives of the Company or any its Subsidiaries; provided, further, that, for purposes of this Agreement, no Representative of Parent or any of its Affiliates shall be deemed to be a Representative of the Company prior to the Closing.
(cc)          “Requisite Company Vote” means adoption of this Agreement by the affirmative vote of holders of (i) a majority of the outstanding shares of Common Stock entitled to vote thereon as of the record date for the Company Stockholders

Meeting and (ii) a majority of the outstanding shares of Common Stock entitled to vote thereon that are not owned directly or indirectly by the Rollover Investors, any other officers or directors of the Company or any other Person having any equity interest in, or right to acquire any equity interest in, Merger Sub or any Person of which Merger Sub is a direct or indirect Subsidiary.
(dd)          “Rights” means any rights, title, interest or benefit of whatever kind or nature.
(ee)          “Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (i) the amount of the present fair saleable value of the assets of such Person will, as of such date, exceed the amount of all Liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the Liabilities of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such Person will be able to pay its debts as they mature.  For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of Liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured Liability.
(ff)          “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.
(gg)          “Superior Proposal” means a bona fide written Takeover Proposal (with all percentages in the definition of Takeover Proposal changed to 50%), not obtained in violation in any material respect of Section 5.4, which the Special Committee determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, (i) is on terms and conditions more favorable, from a financial point of view, to the stockholders of the Company (excluding the Rollover Investors) than those contemplated by this Agreement and (ii) is reasonably capable of being completed, taking into account all material financial, regulatory, legal and other aspects of such proposal.
(hh)          “Takeover Proposal” means, other than the transactions contemplated by this Agreement, any bona fide written proposal or offer relating to (i) a merger, consolidation, spin-off, share exchange (including a split-off) or business combination involving the Company or any of its Subsidiaries representing 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation or dissolution involving 20% or more of the assets of the Company and its Subsidiaries, take as a whole or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).
(ii)          “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.
(jj)          “Taxes” means all federal, state, provincial, county, local, municipal, foreign and other taxes, assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Authority.
(kk)          “Willful and Material Breach” means a willful and deliberate act or a willful and deliberate failure to act (including a failure to cure), in each case that is the consequence of an act or omission by a party that knows that the taking of such act or failure to take such act would or would reasonably be expected to cause a material breach of this Agreement (regardless of whether breaching was the object of the act or failure to act), it being understood that such term shall include, in any event, the failure to consummate the Merger when required to do so by this Agreement.
Section 8.2          Interpretation.  Unless the express context otherwise requires:
(a)          the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)          terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)          the terms “Dollars” and “$” mean U.S. dollars;
(d)          references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;
(e)          wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;
(f)          references herein to any gender shall include each other gender;

(g)          references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;
(h)          references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(i)          with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;
(j)          the word “or” shall be disjunctive but not exclusive;
(k)          references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(l)          references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(m)          the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;
(n)          with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;
(o)          if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;
(p)          references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement”; and
(q)          The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.9 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties.  Consequently, Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.3          No Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement (other than the Limited Guarantee and the Pledge and Security Agreement in accordance with their terms) shall survive the Effective Time.  This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time, which, in each case, shall survive in accordance with its terms and conditions.
Section 8.4          Governing Law.
(a)          This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Laws of the State of Florida, without regard to conflict of law principles thereof.
(b)          Notwithstanding anything herein to the contrary, the parties hereto agree that any dispute, claim, cross-claim, third-party claim, legal action, suit, proceeding or controversy of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving or against a Financing Source arising out of or relating hereto, including but not limited to any dispute arising out of or relating in any way to the Financing or the Financing Commitments or the performance thereof, or any of the transactions contemplated by this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to conflict of law principles thereof.
Section 8.5          Submission to Jurisdiction; Service.
(a)          Each party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the federal and state courts of the United States of America located in the State of Florida, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement against any Company Related Party or any Parent Related Party shall be brought, tried and determined only in the state and federal courts in Miami-Date Country, State of Florida (or, only if the state and federal courts in Miami-Dade County, State of Florida decline to accept jurisdiction over a particular matter, any state or federal court within the State of Florida) (the “Chosen Courts”), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement against any Company Related Party or any Parent Related Party in any court other than the Chosen Courts, except to the extent that all such courts shall lawfully decline to exercise such jurisdiction and except that any party may seek to enforce or implement any Order obtained in any such courts or in any other court of competent jurisdiction.  The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(b)          Notwithstanding anything to the contrary contained herein, each party to this Agreement acknowledges and irrevocably agrees (i) that any action, suit, claim or proceeding, cause of action, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, involving or against any of the Lenders or other Financing Sources or any Affiliate thereof arising out of or relating to this Agreement or the Debt Commitment Letters or the performance thereunder shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan in the City and State of New York, and any appellate court from any thereof (it being understood and agreed that, notwithstanding the selection of such exclusive jurisdiction, any interpretation of “Company Material Adverse Effect” or any similar term shall be solely governed by the Laws of the State of Florida), (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such action or proceeding in any other court, (iii) to waive any right to trial by jury in respect of any such action or proceeding and (iv) that the Lenders and other Financing Sources and their respective Affiliates are express third-party beneficiaries of this Section 8.5(b).  For clarity, in no event shall the provisions of this Section 8.5(b) apply to Parent, Rollover Investors or any of their respective Affiliates, regardless of whether any such Person is a Lender, Financing Source or an Affiliate thereof.
Section 8.6          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE FINANCING COMMITMENTS.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.
Section 8.7          Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):
If to Parent or Merger Sub, to:

4810 NW 74 Ave
Miami, FL 33166
Attention:          George Feldenkreis
Facsimile:          305-864-1813
with a copy (which shall not constitute notice) to:
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY  10019
Attention:          Steve Wolosky, Esq.
          Elizabeth R. Gonzalez-Sussman, Esq.
Michael R. Neidell, Esq.
Facsimile:          (212) 451-2222
If to the Company, to:
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, Florida 33172
Attention:          Tricia Thompkins, General Counsel
                  J. David Scheiner, Chairman of the Special Committee
Facsimile:          (786) 221-8735
with a copy (which shall not constitute notice) to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:          Kelley D. Parker, Esq.
          Robert B. Schumer, Esq.
Facsimile:          (212) 757-3900
and
Akerman LLP
98 Southeast Seventh Street, Suite 1100
Miami, FL 33131
Attention:          Stephen Roddenberry, Esq.
          Carl D. Roston, Esq.
Facsimile:          (305) 374-5095
All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided, that receipt is personally confirmed by telephone, (c) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.
Section 8.8          Amendment.  This Agreement may be amended by the parties to this Agreement at any time before the Effective Time, whether before or after obtaining the Requisite Company Vote, so long as (a) no amendment that requires further stockholder approval under applicable Law after stockholder approval hereof shall be made without such required further approval and (b) such amendment has been duly approved by the board of directors or manager, as applicable, of each of Merger Sub, Parent and the Company (only pursuant to a resolution adopted by the Special Committee).  This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement. Notwithstanding anything to the contrary in this Section 8.8, any amendments, modifications supplements to or waivers of any FS Provisions (or any other provision of this Agreement to the extent an amendment or waiver of such provision would modify the substance of any FS Provision) in a manner adverse to the Financing Sources shall require the prior written consent of the Financing Sources.
Section 8.9          Extension; Waiver.  At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company (only pursuant to a resolution adopted by the Special Committee), on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement; provided that, notwithstanding anything to the contrary in this Section 8.9, any waivers of any FS Provisions (or any other provision of this agreement to the extent a waiver of such provision would modify the substance of any FS Provision) in a manner adverse to the Financing Sources shall require the prior written consent of the Financing Sources.  Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.
Section 8.10          Entire Agreement.  This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Limited Guarantee, the Pledge and Security Agreement, the Rollover Letters, the Voting Agreement and the Confidentiality Agreements contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  Without limiting the generality of Section 4.14, no representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Limited Guarantee, the Pledge and Security Agreement,

the Rollover Letters, the Voting Agreement and the Confidentiality Agreements has been made or relied upon by any of the parties to this Agreement.
Section 8.11          No Third-Party Beneficiaries.  Except (a) as provided in Section 5.7, (b) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock, Company Options and Company Stock Awards as of the Effective Time) and (c) for the provisions of the last sentence of Section 5.12(b), which shall be for the benefit of the Company, its Affiliates and their respective Representatives, Parent and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except that the Financing Sources are made express third party beneficiaries to Section 7.6(f), Section 8.4(b), Section 8.5(b), Section 8.6, Section 8.8, Section 8.9, this Section 8.11, Section 8.14 and Section 8.18 (collectively, the “FS Provisions”).  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.9 without notice or liability to any other Person.  The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto.  Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 8.12          Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.
Section 8.13          Rules of Construction.  The parties have participated jointly in negotiating and drafting this Agreement.  If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  Subject to and without limiting the introductory language to Article III and Article IV, each party to this Agreement has or may have set forth information in its respective disclosure letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates.  The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.
Section 8.14          Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion;  and any purported assignment without such prior written consents shall be void; provided that, notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub may assign this Agreement to any Financing Source (so long as any such assignment does not relieve Parent or Merger Sub of its respective obligations hereunder) under terms of the Financing solely for the purpose of creating a security interest herein or otherwise assigning collateral with respect to the Financing.
Section 8.15          Specific Performance.
(a)          The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.  Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b)          Notwithstanding anything to the contrary set forth in this Agreement, the parties hereto agree that the right of the Company to obtain an injunction, specific performance or other equitable relief in each case to cause Parent and Merger Sub to close the Merger shall be subject to the requirements that:
(i)
all of the conditions set forth in Section 6.1 and Section 6.2 would have been satisfied if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing, or the failure of which to be satisfied is attributable primarily to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement);

(ii)
the Debt Financing has been funded or will be funded at the date the Closing is required to have occurred pursuant to Section 1.2 upon delivery of a drawdown notice by Parent and/or notice from Parent that the Rollover Investment will be funded at such date;

(iii)	Parent fails to complete the Closing in accordance with Section 1.2; and
(iv)
the Company has irrevocably confirmed to Parent in writing that (A) all of the conditions in Section 6.1 and Section 6.3 have been satisfied or that it is willing to waive any such open conditions, and (B) if specific performance is granted and if the Financing and the Rollover Investment were funded, the Closing would occur.

(c)          Notwithstanding anything in this Agreement to the contrary, while the Company may be entitled to (i) specific performance, subject in all respects to this Section 8.15, and (ii) payment of the Parent Termination Fee, if, as and when payable pursuant to Section 7.6(d), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (A) both a grant of specific performance or other equitable relief pursuant to which the Merger is actually consummated and the aggregate Merger Consideration is actually received, on the one hand, and payment of all or a portion of the Parent Termination Fee or other monetary damages hereunder, on the other hand, or (B) both payment of the Parent Termination Fee, on the one hand, and payment of other monetary damages, on the other hand.
(d)          Notwithstanding anything in this Agreement to the contrary, the maximum aggregate liability of Parent and Merger Sub for monetary damages or other monetary remedies in connection with this Agreement and the transactions contemplated hereby shall be limited to an amount equal to the Parent Termination Fee, and in no event shall any Company Related Party seek or obtain, nor shall it permit any of its

Representatives or any other Persons on its or their behalf to seek or obtain, any monetary recovery or monetary award or any monetary damages of any kind against Parent and Merger Sub in excess of the Parent Termination Fee.
Section 8.16          Counterparts; Effectiveness.  This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.
Section 8.17          Special Committee Approval.  Notwithstanding anything to the contrary herein, no amendment or waiver of any provision of this Agreement and no decision or determination shall be made, or action taken, by or on behalf of the Company under or with respect to this Agreement without first obtaining the approval of the Special Committee.
Section 8.18          No Recourse to Financing Sources.  Notwithstanding anything herein or in the Financing Commitments to the contrary, (i) no Financing Source shall have any liability for any obligations or liabilities of the parties hereto, or any of their respective Subsidiaries, Affiliates or Representatives, or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of this Agreement, the Financing, the Financing Commitments or the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith and (ii) neither the Company nor its Subsidiaries, Affiliates or Representatives shall have any rights or claims (whether in tort, contract or otherwise) against any Financing Source based on, in respect of, by reason of, or in any way relating to this Agreement, the Financing, the Financing Commitments or the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith.  Notwithstanding anything herein to the contrary, other than pursuant to the Financing Commitments with respect to Parent and/or Merger Sub, (i) in no event shall any party hereto, nor any of its Affiliates, and each of the parties hereto hereby agrees not to and to cause its Affiliates not to, (a) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (b) seek to enforce the commitments against, make any claims for breach of the Debt Commitment Letters against, or seek to obtain any other damages of any kind from, or otherwise sue, the Financing Sources for any reason, including in connection with the Debt Commitment Letters.  Nothing in this Section 8.18 shall in any way limit or qualify the liabilities of the Financing Sources and the other parties to the Financing (or the definitive documents entered into pursuant thereto) to each other thereunder or in connection therewith.  No Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages or a tortious nature.
Section 8.19          Breach of Rollover Investors Disregarded.  Any breach or assertion of any breach of this Agreement by the Company or any of its Representatives that is attributable to or caused by the actions of or failure to act by George Feldenkreis or Oscar Feldenkreis, including in connection with any representations or warranties made hereunder or any actions taken or failure to act, in each case in contravention hereof, shall be disregarded for all purposes under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.
FELDENKREIS HOLDINGS LLC

By:	/s/ George Feldenkreis
Name: George Feldenkreis
Title: Sole Member

GF MERGER SUB, INC.

By:	/s/ George Feldenkreis
Name: George Feldenkreis
Title: Chief Executive Officer & President

PERRY ELLIS INTERNATIONAL, INC.

By:	/s/ Oscar Feldenkreis
Name: Oscar Feldenkreis
Title: Chief Executive Officer

EXHIBIT A

SIXTH AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
PERRY ELLIS INTERNATIONAL, INC

Pursuant to the provisions of Section 607.0202 of the Florida Business Corporation Act, the undersigned does hereby execute and submit for filing with the Florida Department of State these Articles of Incorporation as follows:

ARTICLE I - NAME

The name of the corporation is Perry Ellis International, Inc.

ARTICLE II - ADDRESS

The principal office and mailing address of the corporation is 4810 NW 74th Avenue, Miami, Florida 33166.

ARTICLE III – CAPITAL STOCK

The corporation is authorized to issue [______] shares of common stock, par value $0.01 per share.

ARTICLE IV – REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the corporation is 1200 South Pine Island Road, Plantation, Florida 33324 and the name of the registered agent of the corporation at such address is NRAI Services, Inc.

ARTICLE VI – INDEMNIFICATION

The corporation may insure and shall indemnify and shall advance expenses on behalf of its officers and directors and any persons serving at the request of the corporation as an officer, director, member, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent not prohibited by law in existence either now or hereafter.

EXHIBIT A

IN WITNESS WHEREOF, the undersigned has caused these Sixth Amended and Restated Articles of Incorporation to be duly executed as of [__], 2018.

PERRY ELLIS INTERNATIONAL, INC.

By:
	Name:	George Feldenkreis
Title:

EXHIBIT B

THIRD AMENDED AND RESTATED BYLAWS

OF

PERRY ELLIS INTERNATIONAL, INC.
a Florida Corporation

EXHIBIT B

THIRD AMENDED AND RESTATED BYLAWS

OF

PERRY ELLIS INTERNATIONAL, INC.
a Florida Corporation

ARTICLE I

OFFICES

Section 1.  The location of the registered office of  Perry Ellis International, Inc., a Florida corporation (the “Corporation”), shall be as stated in the Articles of Incorporation, which location may be changed from time to time by the Board of Directors of the Corporation (the “Board of Directors”).

Section 2.  The Corporation may also have offices at such other places, both within and without the State of Florida, as the Board of Directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1.  Meetings of the shareholders may be held at such place either within or without the State of Florida as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.  Annual meetings of shareholders shall be held on such date and at such time as may be fixed from time to time, provided, that there shall be an annual meeting held every calendar year at which shareholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3.  Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the  Chairman of the Board or the President of the Corporation, and shall be called by the  Board of Directors at the request in writing of a majority of the Board of Directors or at the request in writing of the holders of not less than 50% of all the shares entitled to vote at a meeting which shall state in such request the purpose or purposes of the proposed meeting.

Section 4.  The officer or agent who has charge of the stock transfer book for shares of the Corporation shall make and certify a complete list of the shareholders entitled to vote at a shareholders' meeting, or any adjournment thereof.  Such list shall be arranged alphabetically and by

EXHIBIT B

voting group and shall show the address of each shareholder and the number of shares registered in the name of each shareholder.  The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

Section 5.  Except as may be provided by statute, written notice of an annual or special meeting of shareholders stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered, either personally or by first-class mail, not less than 10 nor more than 60 days before the date of the meeting, to each shareholder of record entitled to vote at such meeting.  If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation with postage thereon prepaid.

Section 6.  The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise expressly required by statute or by the Articles of Incorporation or these Bylaws.  All shareholders present in person or represented by proxy at such meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.  If, however, such quorum shall not be initially present at any meeting of shareholders, a majority of the shareholders entitled to vote thereat shall nevertheless have power to adjourn the meeting from time to time and to another place, without notice other than announcement at the meeting, until a quorum shall be present or represented.  At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called.  If after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.  Once a share is represented for any purpose at a meeting, it is deemed presented for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 7.  When an action other than the election of directors is to be taken by vote of the shareholders, it shall be authorized if the votes cast favoring the action exceed the votes cast against the action, except as otherwise expressly required by statute, the Articles of Incorporation, or these Bylaws, in which case such express provision shall govern and control the decision of such question.  "Shares represented at the meeting" shall be determined as of the time the existence of the quorum is determined.  Except as otherwise expressly required by the Articles of Incorporation, directors shall be elected by a plurality of the votes cast at an election.

Section 8.  Except as otherwise provided by law or the Articles, each shareholder shall at every meeting of the shareholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such shareholder except as otherwise expressly required in the Articles of Incorporation.  A vote may be cast either orally or in writing.  Each proxy shall be in writing and signed by the shareholder or his authorized agent or representative.  A proxy

EXHIBIT B

is not valid after the expiration of 11 months after its date unless the person executing it specifies therein the length of time for which it is to continue in force.  Unless prohibited by law, a proxy otherwise validly granted by facsimile shall be deemed to have been signed by the granting shareholder.  All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the presiding officer of the meeting.

Section 9.  Attendance of a person at a meeting of shareholders in person or by proxy constitutes a waiver of notice of the meeting except where the shareholder, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting.

Section 10.  Any action required to be taken at any annual or special meeting of the shareholders, or any other action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice, and without a vote if a consent in writing, setting forth the action so taken, shall be signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present and voted.  Within 10 days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing.  The notice shall fairly summarize the material features of the authorized action and, if the action is of a type for which dissenters' rights are provided for by statute, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of such statute regarding the rights of dissenting shareholders.

ARTICLE III

DIRECTORS

Section 1.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 2.  The number of directors of the Corporation shall be determined from time to time by resolution of the Board of Directors.  In the absence of an express determination by the Board of Directors, the number of directors, until changed by the Board of Directors, shall be that number of directors elected at the most recently held annual meeting of shareholders or, if no such meeting has been held, the number elected by the incorporator.  The directors shall be elected at the annual meeting of the shareholders, except as provided in Section 3 of this Article, and each director elected shall hold office until his successor is duly elected and qualified or until his death, resignation or removal.  Directors need not be shareholders or officers of the Corporation.

EXHIBIT B

Section 3.  Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director, or by the shareholders, and the directors so chosen shall hold office until the next annual election of directors by the shareholders and until their successors are duly elected and qualified or until their death, resignation or removal.  Any director may be removed, with or without cause, by the shareholders at a meeting of the shareholders called expressly for that purpose.  A director may resign by written notice to the Corporation.  The resignation is effective upon its delivery to the Corporation or a subsequent time as set forth in the notice of resignation.

Section 4.  The Board of Directors may hold meetings, both regular and special, either within or without the State of Florida.  Unless otherwise restricted by the Articles of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this section shall constitute presence in person at such meeting.

Section 5.  Regular meetings of the Board of Directors may be held at such time and at such place as shall from time to time be determined by the Board of Directors or by the President of the Corporation.  Any notice given of a regular meeting need not specify the business to be transacted or the purpose of the meeting.  Regular meetings of the Board of Directors may also be held without notice.

Section 6.  Special meetings of the Board of Directors may be called by the Board of Directors or President of the Corporation on two days' notice to each director by mail or 24 hours' notice either personally or by telephone or facsimile transmission.  The notice need not specify the business to be transacted or the purpose of the special meetings.  The notice shall specify the place of the special meeting.

Section 7.  At all meetings of the Board of Directors, a majority of the number of directors then serving shall constitute a quorum for the transaction of business.  At all meetings of a committee of the Board of Directors a majority of the directors then members of the committee in office shall constitute a quorum for the transaction of business.  The act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Board of Directors or the committee, unless the vote of a larger number is specifically required by statute, by the Articles of Incorporation, or by these Bylaws.  If a quorum shall not be present at any meeting of the Board of Directors or a committee, the members present thereat may adjourn the meeting from time to time and to another place without notice other than announcement at the meeting, until a quorum shall be present.

EXHIBIT B

Section 8.  Unless otherwise provided by the Articles of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if, before or after the action, all members of the Board of Directors or committee consent thereto in writing.  The written consents shall be filed with the minutes of proceedings of the Board of Directors or committee.  Such consents shall have the same effect as a vote of the Board of Directors or committee for all purposes.

Section 9.  A majority of the full Board of Directors may, by resolution, designate one or more committees, each committee to consist of one or more of the directors of the Corporation.  The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.  Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation; provided, however, such a committee shall not have the power or authority to:

(a)          approve or recommend to shareholders actions or proposals required by statute to be approved by the shareholders,

(b)          fill vacancies on the Board of Directors or any committee thereof,

(c)          adopt, amend or repeal the Bylaws of the Corporation,

(d)          authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors, or

(e)          authorize or approve the issuance or sale or contract for the sale of shares, or determine the designation and relative rights, preferences and limitations of a voting group, except that the Board of Directors may authorize a committee (or an officer of the Corporation) to do so within limits specifically prescribed by the Board of Directors.

Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.  A committee, and each member thereof, shall serve at the pleasure of the Board of Directors.

Section 10. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 11. By resolution of the Board of Directors and irrespective of any personal interest of any director, the Board of Directors may establish reasonable compensation of directors for services to the Corporation as directors, officers or members of a committee.  No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

EXHIBIT B

Section 12. Attendance of a director at a meeting constitutes a waiver of notice of the meeting except where a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

ARTICLE IV

NOTICES

Section 1.  Whenever, under the provisions of the statutes or of the Articles of Incorporation or of these Bylaws, written notice is required to be given to any director, committee member or shareholder, such notice may be (but is not required to be) given in writing by mail (registered, certified or other first class mail) addressed to such director, shareholder or committee member at his address as it appears on the records of the Corporation, with postage thereon prepaid.  Such notice shall be deemed to be given at the time when the same shall be deposited in a post office or official depository under the exclusive care and custody of the United States postal service.

Section 2.  Whenever any notice is required to be given under the provision of the statutes or of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders, directors or a committee, need be specified in any written waiver of notice.

ARTICLE V

OFFICERS

Section 1.  The officers of the Corporation shall be chosen by the Board of Directors at its first meeting after each annual meeting of shareholders.  The officers of the Corporation may  consist of a president, one or more vice presidents, a secretary and a treasurer and, if elected by the Board of Directors by resolution, a Chairman of the Board of Directors.  Any number of offices may be held by the same person.

Section 2.  The Board of Directors may from time to time appoint such other officers and assistant officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 3.  The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

EXHIBIT B
Section 4.  The officers of the Corporation shall hold office until their successors are chosen and qualified.  Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors with or without cause whenever, in its judgment, the best interests of the Corporation will be served thereby.  Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.  An officer may resign by written notice to the Corporation.  The resignation is effective upon its delivery to the Corporation or at a subsequent time specified in the notice of resignation.

Section 5.  Unless otherwise provided by resolution of the Board of Directors, the president shall be the chief executive officer of the Corporation, shall, in the absence or non-election of a chairman or vice chairman of the Board of Directors, preside at all meetings of the shareholders and the Board of Directors (if he shall be a member of the Board of Directors), shall have general and active management of the business and affairs of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.  He shall execute on behalf of the Corporation, and may affix or cause the corporate seal (if adopted by the Board of Directors) to be affixed to, all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation, and he shall have the authority to vote any shares of stock owned by the Corporation.

Section 6.  The vice-presidents shall act under the direction of the president.  They shall perform such duties and have such other powers as the president or the Board of Directors may from time to time prescribe.  The Board of Directors may designate one or more executive vice-presidents or may otherwise specify the order of seniority of the vice-presidents.

Section 7.  The secretary shall act under the direction of the president.  Subject to the direction of the president he or she shall attend all meetings of the Board of Directors and all meetings of the shareholders and record the proceedings.  The secretary shall perform like duties for the standing committees when required.  The secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the president or the Board of Directors.  The secretary shall keep in safe custody the seal of the Corporation, if a corporate seal is adopted by the Board of Directors.  When authorized by the president or the Board of Directors, the secretary shall cause the seal of the Corporation to be affixed to any instrument requiring it.  The secretary shall be responsible for maintaining the stock transfer book and minute book of the Corporation and shall be responsible for their updating.

Section 8.  The assistant secretaries shall act under the direction of the president.  In the order of their seniority in office, unless otherwise determined by the president or the Board of Directors, they shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary.  They shall perform such other duties and have such other powers as the president or the Board of Directors may from time to time prescribe.

EXHIBIT B
Section 9.  The treasurer shall act under the direction of the president.  Subject to the direction of the president, the treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors.  The treasurer shall disburse the funds of the Corporation as may be ordered by the president or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as treasurer and of the financial condition of the Corporation.  The treasurer may affix or cause to be affixed the seal of the Corporation to documents so requiring the seal, if a corporate seal is adopted by the Board of Directors.

Section 10. The assistant treasurers in the order of their seniority of office, unless otherwise determined by the president or the Board of Directors shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer.  They shall perform such other duties and have such other powers as the president or the Board of Directors may from time to time prescribe.

Section 11. To the extent the powers and duties of the several officers are not provided from time to time by resolution or other directive of the Board of Directors or by the president (with respect to other officers), the officers shall have all powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to this Corporation.

ARTICLE VI

CERTIFICATES OF STOCK
AND SHAREHOLDERS OF RECORD

Section 1.  The shares of stock of the Corporation shall be represented by certificates signed by, or in the name of the Corporation by, the president or a vice-president and by the secretary or an assistant secretary of the Corporation provided that the Board of Directors may provide by resolution or resolutions that some or all of any classes or series of its stock shall be uncertificated shares.  Notwithstanding the adoption of such a resolution by the Board of Directors, each holder of stock in the Corporation shall be entitled to have such a certificate certifying the number of shares owned by him in the Corporation.

Section 2.  Any or all of the signatures on the certificate may be a facsimile if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee.  In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may

EXHIBIT B
be issued by the Corporation with the same effect as if he were such officer at the date of issue.  The seal of the Corporation or a facsimile thereof may, but need not, be affixed to the certificates of stock.

Section 3.  The Board of Directors may direct a new certificate for shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed.  When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate, or his legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 4.  Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its stock transfer book for shares of the Corporation.

Section 5.  In order that the Corporation may determine the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or for the purpose of any other action, the Board of Directors may fix, in advance, a date as a record date, which shall not be more than 70 nor less than 10 days before the date of such meeting, nor more than 70 days prior to any other action.  The stock transfer books of the Corporation shall not be closed.

If no record date is fixed:

(a)          The record date for determining the shareholders of record entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the day on which notice is given, or, if no notice is given, at the close of business on the day next preceding the day on which the meeting is held; and

(b)          The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

EXHIBIT B
Section 6.  The Corporation shall be entitled to recognize the exclusive right of a person registered upon its stock transfer book for shares of the Corporation as the owner of shares for all purposes, including voting and dividends, and shall not be bound to recognize any equitable or other claim to interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Florida.

ARTICLE VII

INDEMNIFICATION

Section 1.  Subject to the other provisions of this Article, the Corporation shall indemnify and hold harmless, to the fullest extent permitted by the Florida Business Corporation Act, as amended (the “FBCA”), as the same exists now or as it may be hereinafter amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person (and the heirs, executors, administrators or estate of such person) who was or is a party or is threatened to be made a party to, or otherwise becomes involved in, a Proceeding (as defined in Section 17 of this Article) other than an action by or in the right of the Corporation) by reason of the fact that such person is or was serving, or had agreed to serve, in an Official Capacity (as defined in Section 17 of this Article) for the Corporation, or while serving in an Official Capacity for the Corporation is or was serving at the request of the Corporation in an Official Capacity for another corporation, partnership, limited liability company, joint venture, trust or other enterprise (an “Other Enterprise”), including service with respect to employee benefit plans maintained or sponsored by the Corporation, or is an employee of the Corporation specifically designated by the Board of Directors as an indemnified employee (hereinafter, each of the foregoing persons, a “Covered Person”), against Expenses (as defined in Section 17 of this Article), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 2.  Subject to the other provisions of this Article, the Corporation shall indemnify and hold harmless, to the fullest extent permitted by the FBCA, any Covered Person who was or is a party or is threatened to be made a party to, or otherwise becomes involved in, a Proceeding by or in the right of the Corporation against Expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the

EXHIBIT B
best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such Expenses which such court shall deem proper.

Section 3.  To the extent that a Covered Person has been successful on the merits or otherwise in defense of any Proceeding described in Section 1 or Section 2 of this Article, or in defense of any claim, issue or matter therein, such person shall be indemnified against Expenses actually and reasonably incurred by such person in connection therewith.

Section 4.  Subject to the other provisions of this Article, the Corporation shall have power to indemnify its employees and its agents to the extent not prohibited by the FBCA or other applicable law. The Board of Directors shall have the power to delegate the determination of whether employees or agents shall be indemnified to such person or persons as the Board of Directors determines.

Section 5.
(a)          Expenses incurred by any Covered Person in defending any Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding. Such advances shall be paid by the Corporation within ten (10) calendar days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, that if Florida law requires, the payment of such Expenses incurred by a Covered Person in his or her capacity as a director or officer shall be made only upon delivery to the Corporation of an undertaking in writing (the “Undertaking”) by or on behalf of such Covered Person to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a “final disposition”) that such Covered Person is not entitled to be indemnified for such Expenses under this Bylaw or otherwise. The Covered Person’s undertaking to repay the Corporation any amounts advanced for Expenses shall not be required to be secured and shall not bear interest.
(b)          Except as otherwise provided in the FBCA or this Section 5 of this Article, the Corporation shall not impose on the Covered Person additional conditions to the advancement of Expenses or require from the Covered Person additional undertakings regarding repayment. Advancements of Expenses shall be made without regard to the Covered Person’s ability to repay the Expenses.
(c)          Advancements of Expenses pursuant to this subsection shall not require approval of the Board of Directors or the shareholders of the Corporation, or of any other person or body. The Secretary shall promptly advise the Board of Directors in writing of the request

EXHIBIT B
for advancement of Expenses, of the amount and other details of the request and of the undertaking to make repayment provided pursuant to this Section 5.
(d)          Advancements of Expenses to a Covered Person shall include any and all reasonable Expenses incurred pursuing an action to enforce this right of advancement, including Expenses incurred preparing and forwarding statements to the Corporation to support the advancements claimed.
(e)          The right to advancement of Expenses shall not apply to (i) any action, suit or proceeding against an agent brought by the Corporation and approved by a majority of the authorized members of the Board of Directors which alleges willful misappropriation of corporate assets by such agent, wrongful disclosure of confidential information, or any other willful and deliberate breach in bad faith of such agent’s duty to the Corporation or its shareholders, or (ii) any claim for which indemnification is excluded pursuant to these Bylaws, but shall apply to any Proceeding referenced in Section 6(b) or Section 6(c) of this Article prior to a determination that the person is not entitled to be indemnified by the Corporation.
Section 6.  Subject to the requirements in Section 3 of this Article and the FBCA, the Corporation shall not be obligated to indemnify any person pursuant to this Article in connection with any Proceeding (or any part of any Proceeding):
(a)          for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;
(b)          initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (c) otherwise required to be made under Section 7 of this Article or (d) otherwise required by applicable law; or
(c)          if prohibited by applicable law; provided, however, that if any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Article (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Article (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

EXHIBIT B
Section 7.
(a)          To obtain indemnification under this Article, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification, a determination (the “Determination”), if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (i) by the Board of Directors by majority vote of a quorum consisting of Disinterested Directors (as defined in Section 17 of this Article); (ii) if such a quorum of Disinterested Directors cannot be obtained, by majority vote of a committee duly designated by the Board of Directors (in which all directors, whether or not Disinterested Directors, may participate) consisting solely of two or more Disinterested Directors; (iii) if such a committee cannot be designated, by any Independent Counsel (as defined in Section 17 of this Article) selected by the Board of Directors prescribed in (i) above or by the committee of the Board of Directors prescribed in (ii) above, in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant; or if a quorum of the Board of Directors cannot be obtained for (a) above and the committee cannot be designated under (b) below, selected by majority vote of the full Board of Directors (in which directors who are parties may participate); or (iii) if such Independent Counsel determination cannot be obtained, by majority vote of a quorum consisting of shareholders who are not parties to such Proceeding, or if no such quorum is obtainable, by a majority vote of shareholders who are not parties to the Proceeding. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) calendar days after such determination.
(b)          (i) If a claim for indemnification under this Article is not paid in full by the Corporation within thirty (30) calendar days after a written claim pursuant to Section 7(a) above has been received by the Corporation, or (ii) if a request for advancement of Expenses under this Article is not paid in full by the Corporation within ten (10) calendar days after a statement pursuant to Section 5 above and the required Undertaking, if any, have been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation in a court of competent jurisdiction to recover the unpaid amount of the claim for indemnification or request for advancement of Expenses and, if successful in whole or in part, the claimant shall be entitled to be paid also any and all Expenses incurred in connection with prosecuting such claim. In any such suit, the Corporation shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of Expenses. It shall be a defense to any such action that, under the FBCA or other applicable law, the claimant has not met the standard of conduct which makes it permissible for the Corporation to indemnify the claimant for the amount claimed or that the claimant is not entitled to the requested advancement of Expenses, but (except where the required Undertaking, if any, has not been tendered to the Corporation) the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Disinterested Directors, Independent Counsel or shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the

EXHIBIT B
circumstances because he or she has met the applicable standard of conduct set forth under the FBCA or other applicable law, nor an actual determination by the Corporation (including its Disinterested Directors, Independent Counsel or shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
(c)          The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.
(d)          If a Determination shall have been made pursuant to Section 7(a) above that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section 7(b) above.
(e)          The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Section 7(b) above that the procedures and presumptions of this Bylaw are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.
Section 8.
(a)          All costs of making the Determination shall be borne solely by the Corporation, including, but not limited to, the costs of legal counsel, proxy solicitations and judicial determinations. The Corporation shall also be solely responsible for paying (i) all reasonable Expenses incurred by the indemnified person to enforce the indemnification rights provided pursuant to this Article, including, but not limited to, the costs incurred by the indemnified person to obtain court-ordered indemnification pursuant to Section 7 hereof regardless of the outcome of any such application or Proceeding, and (ii) all costs of defending any suits or Proceedings challenging payments to the indemnified person under these Bylaws.
(b)          The Corporation shall use its best efforts to make the Determination contemplated by Section 7 hereof promptly.
(i)          if the Determination is to be made by the Board of Directors or a committee thereof, such Determination shall be made not later than fifteen (15) business days after a written request for a Determination (a “Request”) is delivered to the Corporation by the indemnified person;

EXHIBIT B
(ii)          if the Determination is to be made by Independent Counsel, such Determination shall be made not later than thirty (30) days after a Request is delivered to the Corporation by the indemnified person; and
(iii)          if the Determination is to be made by the shareholders of the Corporation, such Determination shall be made not later than ninety (90) days after a Request is delivered to the Corporation by the indemnified person.
Section 9.  All of the rights conferred in this Article, as to indemnification, advancement of Expenses and otherwise, shall be contract rights between the Corporation and each indemnified person to whom such rights are extended that vest at the commencement of such indemnified person’s service to or at the request of the Corporation and (i) no amendment, modification or repeal of this Article shall affect, to the detriment of the indemnified person and such indemnified person’s heirs, executors, administrators and estate, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal, and (ii) all of such rights shall continue as to any such indemnified person who has ceased to serve in an Official Capacity for the Corporation or ceased to serve at the request of the Corporation in an Official Capacity for an Other Enterprise, and shall inure to the benefit of such indemnified person’s heirs, executors, administrators and estate, and shall be applicable to proceedings commenced after the adoption hereof, whether arising from acts or omissions occurring before or after the adoption hereof.
Section 10.   All of the rights conferred pursuant to this Article, as to indemnification, advancement of Expenses and otherwise, (i) shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of Expenses may be entitled under the Articles of Incorporation or any statute, bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s Official Capacity and as to action in another capacity while holding such office, and (ii) cannot be terminated or impaired by the Corporation, the Board of Directors or the shareholders of the Corporation with respect to a person’s service prior to the date of such termination. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of Expenses, to the fullest extent not prohibited by the FBCA or other applicable law.
Section 11.
(a)          The Corporation shall have the power to purchase and maintain, at its expense, insurance to protect itself and any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify him against such liability under Florida Law. To the extent that the

EXHIBIT B
Corporation maintains any policy or policies providing such insurance, each such current or former director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in this Article, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee or agent.
(b)          The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to insure the payment of such sums as may become necessary to effect indemnification as provided herein.
Section 12.  Persons who after the date of the adoption of this Article serve or continue to serve the Corporation in an Official Capacity or who, while serving in an Official Capacity, serve or continue to serve in an Official Capacity for an Other Enterprise, shall be conclusively presumed to have relied on the rights to indemnification and advancement of Expenses contained in this Article.
Section 13.   The knowledge and/or actions, or failure to act, of any other officer, director, employee or agent of the Corporation or an Other Enterprise shall not be imputed to an indemnified person for purposes of determining the right to indemnification under this Article.
Section 14.  The rights to indemnification and advancement of Expenses conferred by this Article shall continue as to a person who has ceased to be a director, officer, employee, or agent of the Corporation or an Other Enterprise and shall inure to the benefit of the heirs, executors, administrators and estate of such person.
Section 15.  Any notice, request or other communication required or permitted to be given to the Corporation under this Article shall be in writing and either delivered in person or sent by mail or other method of delivery, or by e-mail or other electronic transmission, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.
Section 16.  If this Article or any provision hereof shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article (including, without limitation, each section and subsection of this Article containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired hereby, and (b) to the fullest extent possible and permitted by the FBCA and other applicable law, the provisions of this Article (including, without limitation, each portion of any section or subsection of this Article containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give maximum effect to the intent manifested by the provision held to be invalid, illegal or unenforceable.
Section 17.

EXHIBIT B
(a)          The term “agent” includes a volunteer.
(b)          The term “Corporation” for purposes of this Article shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
(c)          The term “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.
(d)          The term “Expenses” shall be broadly construed and shall include, without limitation, all direct and indirect losses, liabilities, expenses, including fees and expenses of attorneys, fees and expenses of accountants, fees and expenses of public relations consultants and other advisors, court costs, transcript costs, fees and expenses of experts, witness fees and expenses, travel expenses, printing and binding costs, telephone charges, delivery service fees, the premium, security for, and other costs relating to any bond (including cost bonds, appraisal bonds, or their equivalents), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan) and amounts paid in settlement and all other disbursements or expenses of the types customarily incurred in connection with (i) the investigation, prosecution, defense, appeal or settlement of a Proceeding, (ii) serving as an actual or prospective witness, or preparing to be a witness in a Proceeding, or other participation in, or other preparation for, any Proceeding, (iii) any voluntary or required interviews or depositions related to a Proceeding, and (iv) responding to, or objecting to, a request to provide discovery in any Proceeding. Expenses shall also include any federal, state, local and foreign taxes imposed on such person as a result of the actual or deemed receipt of any payments under this Article.
(e)          The term “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Article.
(f)          The term “Official Capacity” shall mean service as a director or officer of the Corporation or service, at the request of the Corporation while serving in an Official Capacity

EXHIBIT B
for the Corporation, as a director, officer, partner, member, manager, trustee, employee, agent or other representative of an Other Enterprise.
(g)          The term “Proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit, investigation, inquiry, hearing, arbitration, other alternative dispute mechanism or any other proceeding, whether civil, criminal, administrative, investigative or otherwise and whether formal or informal, including, without limitation, actions by or in the right of the Corporation, a class of its security holders or otherwise.
(h)          The term “serving at the request of the Corporation” includes any service as a director, officer, employee, or agent of the Corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries.
(i)          The term “not opposed to the best interest of the Corporation” describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.
ARTICLE VIII

GENERAL PROVISIONS

Section 1.  All checks, drafts or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.  All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may from time to time designate.

Section 2.  The fiscal year of the Corporation shall be fixed from time to time by resolution of the Board of Directors, but shall end on December 31st of each year if not otherwise fixed by the Board of Directors.

Section 3.  The Board of Directors may adopt a corporate seal for the Corporation.  The corporate seal shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Florida." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.  Except as otherwise provided by law, the failure to affix the seal of the Corporation to a document shall not affect the validity thereof.

Section 4.  The Corporation shall keep within or without the State of Florida books and records of account and minutes of the proceedings of its shareholders, Board of Directors and executive committee, if any.  The Corporation shall keep at its registered office or at the office of its

EXHIBIT B
transfer agent within or without the State of Florida a stock transfer book for shares of the Corporation containing the names and addresses of all shareholders, the number, class and series of shares held by each and the dates when they respectively became holders of record thereof.  Any such stock transfer book, books, records or minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 5.  These Bylaws shall govern the internal affairs of the Corporation, but only to the extent they are consistent with law and the Articles of Incorporation.  Nothing contained in the Bylaws shall, however, prevent the imposition by contract of greater voting, notice or other requirements than those set forth in these Bylaws.

ARTICLE IX

AMENDMENTS

Section 1.  The Bylaws may be amended or repealed, or new Bylaws may be adopted, by action of either the shareholders or the Board of Directors.  The shareholders may from time to time specify particular provisions of the Bylaws which may not be altered or repealed by the Board of Directors.